Exhibit 99.1

CONDENSED CONSOLIDATED INCOME STATEMENT

In accordance with IFRS for the six months ended June 30, 2011 and 2010

In million EUR		Six months ended June 30
	Note	2011	2010
		(unaudited)	(unaudited)

Premium income	5	10,778	11,427
Investment income	6	4,210	4,378
Fee and commission income		888	841
Other revenues		4	1

Total revenues		15,880	16,647

Income from reinsurance ceded		907	906
Results from financial transactions	7	2,045	1,314
Other income	8	34	34

Total income		18,866	18,901

Benefits and expenses	9	17,618	17,440
Impairment charges / (reversals)	10	170	276
Interest charges and related fees		228	195
Other charges	11	21	116

Total charges		18,037	18,027

Share in net result of associates		17	19

Income / (loss) before tax		846	893
Income tax (expense) / benefit		(115)	(108)

Net income / (loss)		731	785

Net income / (loss) attributable to:

Equity holders of AEGON N.V.		730	784

Non-controlling interests		1	1

Earnings and dividend per share (EUR per share)

Earnings per share [1]		(0.09)	0.35

Earnings per share, excluding premium on convertible core capital securities		0.32	0.35

Diluted earnings per share 1, [2]		(0.09)	0.35

Earnings per share after potential attribution to convertible core capital securities 1, [3]		—	0.30
Diluted earnings per share after conversion of convertible core capital securities 1, [2]		—	0.27

Dividend per common share		—	—

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]

The diluted earnings per share per June 30, 2010 took into account the potential conversion of the convertible core capital securities if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

[3]	Reflect basic earnings per share.

CONDENSED CONSOLIDATED INCOME STATEMENT - CONTINUED

In million EUR	Six months ended June 30
	2011 (unaudited)	2010 (unaudited)

Net income / (loss) per common share calculation

Net income / (loss)	730	784

Preferred dividend	(59)	(90)

Coupons on perpetuals	(87)	(96)
Coupons and premium on convertible core capital securities	(750)	—

Earnings attributable to common shareholders	(166)	598

Potential coupon on convertible core capital securities	—	(85)

Earnings after potential attribution to convertible core capital securities	(166)	513

Weighted average number of common shares outstanding	1,823	1,707
Weighted average number of common shares outstanding after conversion of core capital securities	—	2,207

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

In accordance with IFRS for the six months ended June 30, 2011 and 2010

In million EUR

	June 30, 2011 (unaudited)	June 30, 2010 (unaudited)

Net income/(loss)	731	785

Other comprehensive income:
Gains/(losses) on revaluation of available-for-sale investments	365	3,277
(Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investments	(219)	(142)
Changes in revaluation reserve real estate held for own use	—	6
Changes in cash flow hedging reserve	(3)	319
Movement in foreign currency translation and net foreign investment hedging reserve	(1,173)	2,234
Equity movements of associates	(7)	8
Disposal of group assets	—	(22)
Aggregate tax effect of items recognized in other comprehensive income	(56)	(1,237)
Other	(6)	(7)

Other comprehensive income for the period	(1,099)	4,436

Total comprehensive income	(368)	5,221

Total comprehensive income attributed to:
Equity holders of AEGON N.V.	(368)	5,218
Non-controlling interests	—	3

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In accordance with IFRS at June 30, 2011 and December 31, 2010

In million EUR	Note	June 30, 2011	December 31, 2010
		(unaudited)
ASSETS

Intangible assets	12	4,016	4,359
Investments	13	132,837	143,188
Investments for account of policyholders	14	142,672	146,237
Derivatives		5,221	6,251
Investments in associates		743	733
Reinsurance assets		6,302	5,580
Defined benefit assets		298	352
Deferred tax assets		593	512
Deferred expenses and rebates	15	11,222	11,948
Other assets and receivables		7,621	7,912
Cash and cash equivalents		4,450	5,231

Total assets		315,975	332,303

EQUITY AND LIABILITIES

Shareholders’ equity		16,845	17,210
Convertible core capital securities	17	—	1,500
Other equity instruments		4,711	4,704

Issued capital and reserves attributable to equity holders of AEGON N.V.		21,556	23,414
Non-controlling interests		11	11

Group equity		21,567	23,425

Trust pass-through securities		131	143
Subordinated borrowings		16	—
Insurance contracts		94,390	100,506
Insurance contracts for account of policyholders		76,149	77,650
Investment contracts		20,578	23,237
Investment contracts for account of policyholders		68,058	69,527
Derivatives		5,563	5,971
Borrowings	18	9,409	8,518
Provisions		330	357
Defined benefit liabilities		2,151	2,152
Deferred revenue liabilities		78	82
Deferred tax liabilities		2,013	1,824
Other liabilities		15,175	18,495
Accruals		367	416

Total liabilities		294,408	308,878

Total equity and liabilities		315,975	332,303

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In accordance with IFRS for the six months ended June 30, 2011 and 2010

(unaudited)

In million EUR	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interest	Total
Six months ended June 30, 2011

At beginning of year	8,184	9,421	958	(1,353)	1,500	4,704	23,414	11	23,425

Net income recognized in the income statement	—	730	—	—	—	—	730	1	731

Other comprehensive income:

Gains/(losses) on revaluation of available-for-sale investments	—	—	365	—	—	—	365	—	365

(Gains)/losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(219)	—	—	—	(219)	—	(219)

Changes in revaluation reserve real estate held for own use	—	—	—	—	—	—	—	—	—

Changes in cash flow hedging reserve	—	—	(3)	—	—	—	(3)	—	(3)

Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	(1,173)	—	—	(1,173)	—	(1,173)

Equity movements of associates	—	—	—	(7)	—	—	(7)	—	(7)

Disposal of group assets	—	—	—	—	—	—	—	—	—

Aggregate tax effect of items recognized in other comprehensive income	—	—	(112)	56	—	—	(56)	—	(56)

Other	—	(5)	—	—	—	—	(5)	(1)	(6)

Total other comprehensive income	—	(5)	31	(1,124)	—	—	(1,098)	(1)	(1,099)

Total comprehensive income for 2011	—	725	31	(1,124)	—	—	(368)	—	(368)

Shares issued	913	—	—	—	—	—	913	—	913

Repurchase of convertible core capital securities	—	—	—	—	(1,500)	—	(1,500)	—	(1,500)

Preferred dividend	—	(59)	—	—	—	—	(59)	—	(59)

Coupons on perpetual securities	—	(87)	—	—	—	—	(87)	—	(87)

Coupons and premium on convertible core capital securities	—	(750)	—	—	—	—	(750)	—	(750)

Share options	—	—	—	—	—	7	7	—	7

Other	—	(14)	—	—	—	—	(14)	—	(14)

At end of period	9,097	9,236	989	(2,477)	—	4,711	21,556	11	21,567

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In accordance with IFRS for the six months ended June 30, 2011 and 2010

(unaudited)

In million EUR	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interest	Total
Six months ended June 30, 2010

At beginning of year	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

Net income recognized in the income statement	—	784	—	—	—	—	784	1	785

Other comprehensive income:

Gains/(losses) on revaluation of available-for-sale investments	—	—	3,277	—	—	—	3,277	—	3,277

(Gains)/losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(142)	—	—	—	(142)	—	(142)

Changes in revaluation reserve real estate held for own use	—	—	6	—	—	—	6	—	6

Changes in cash flow hedging reserve	—	—	319	—	—	—	319	—	319

Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	2,234	—	—	2,234	—	2,234

Equity movements of associates	—	—	—	8	—	—	8	—	8

Disposal of group assets	—	—	(22)	—	—	—	(22)	—	(22)

Aggregate tax effect of items recognized in other comprehensive income	—	—	(1,141)	(96)	—	—	(1,237)	—	(1,237)

Other	—	(9)	—	—	—	—	(9)	2	(7)

Total other comprehensive income	—	(9)	2,297	2,146	—	—	4,434	2	4,436

Total comprehensive income for 2010	—	775	2,297	2,146	—	—	5,218	3	5,221

Preferred dividend	—	(90)	—	—	—	—	(90)	—	(90)

Coupons on perpetual securities	—	(96)	—	—	—	—	(96)	—	(96)

Share options	—	—	—	—	—	(7)	(7)	—	(7)

At end of period	8,184	8,584	588	(160)	2,000	4,702	23,898	13	23,911

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

In accordance with IFRS for the six months ended June 30, 2011 and 2010

In million EUR	Six months ended June 30,
	2011 (unaudited)	2010 (unaudited)

Cash flow from operating activities	(345)	1,490

Purchases and disposals of intangible assets	(7)	(11)
Purchases and disposals of equipment and other assets	(25)	(53)
Purchases, disposals and dividends of subsidiaries and associates	(7)	(169)

Cash flow from investing activities	(39)	(233)

Issuance and purchase of share capital	913	—
Dividends paid	(59)	(90)
Issuances, repayments and coupons of convertible core capital securities	(2,250)	—
Issuances, repayments and coupons of perpetuals	(117)	(129)
Issuances, repayments and finance interest of borrowings	1,149	73

Cash flow from financing activities	(364)	(146)

Net increase/(decrease) in cash and cash equivalents	(748)	1,111
Net cash and cash equivalents at January 1	5,174	4,013
Effects of changes in exchange rate	(46)	113

Net cash and cash equivalents at the end of the period	4,380	5,237

	June 30, 2011	June 30, 2010

Cash and cash equivalents	4,450	5,328
Bank overdrafts	(70)	(91)

Net cash and cash equivalents	4,380	5,237

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF AEGON GROUP (UNAUDITED)

In million EUR, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the six month period ended June 30, 2011, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2010 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report on Form 20-F for 2010.

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements were approved by the Executive Board on August 10, 2011.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2010 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union.

Taxes on income for the first six months of 2011 are accrued using the tax rate that would be applicable to expected total annual earnings.

The following standards, interpretations, amendments to standards and interpretations became effective in 2011:

•	Amendment to IAS 24 - Related party disclosures

•	Amendment to IFRS 1 - First time adoption

•	Amendment to IFRIC 14 - Prepayments of a minimum funding requirement

•	Amendment to IAS 32 - Classification of Rights Issues

•	IFRIC 19 - Extinguishing financial liabilities with equity instruments

•	Improvements to IFRS (2010)

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended June 30, 2011.

AEGON has not early adopted any other standards, interpretations or amendments, that have been issued but are not yet effective.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.4025 (2010: USD 1.3279); 1 EUR = GBP 0.8670 (2010: GBP 0.8696).

Balance sheet items: closing rate 1 EUR = USD 1.4499 (2010: USD 1.3362); 1 EUR = GBP 0.9031 (2010: GBP 0.8608).

AEGON Funding Company LLC

AEGON Funding Company LLC (AFC) is an indirect wholly owned subsidiary of AEGON that was established as a financing vehicle to raise funds for the US subsidiaries of AEGON. AFC has been fully consolidated in the financial statements of AEGON under IFRS. If AFC issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

Other

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

3. Segment information

3.1 Income statement

Six months ended June 30, 2011

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations[1]	Non-IFRS Total	Associates elimination	Total IFRS based

Underlying earnings before tax geographically	672	155	22	116	(150)	—	815	(8)	807
Fair value items	(64)	(58)	(1)	(3)	18	—	(108)	—	(108)
Realized gains / (losses) on investments	76	177	40	2	—	—	295	—	295
Impairment charges	(152)	(6)	(40)	(6)	—	—	(204)	1	(203)
Impairment reversals	41	1	—	—	—	—	42	—	42
Other income / (charges)	(3)	(19)	(5)	8	—	—	(19)	—	(19)
Run-off businesses	32	—	—	—	—	—	32	—	32

Income before tax	602	250	16	117	(132)	—	853	(7)	846

Income tax (expense) / benefit	(102)	(42)	20	(36)	38	—	(122)	7	(115)

Net income	500	208	36	81	(94)	—	731	—	731

Inter-segment underlying earnings	(65)	(20)	(34)	111	8

Revenues
Life insurance gross premiums	3,066	2,354	3,510	668	—	—	9,598	(225)	9,373
Accident and health insurance	875	149	—	45	—	—	1,069	(1)	1,068
General insurance	—	259	—	78	—	—	337	—	337

Total gross premiums	3,941	2,762	3,510	791	—	—	11,004	(226)	10,778
Investment income	1,850	1,069	1,208	119	132	(129)	4,249	(39)	4,210
Fee and commission income	519	174	73	233	—	(111)	888	—	888
Other revenues	1	—	—	1	2	—	4	—	4

Total revenues	6,311	4,005	4,791	1,144	134	(240)	16,145	(265)	15,880

Inter-segment revenues	3	1	1	111	124

3.1 Income Statement (continued)

Six months ended June 30, 2010

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations[1]	Non-IFRS Total	Associates elimination	Total IFRS based

Underlying earnings before tax geographically	735	201	50	86	(144)	1	929	(3)	926
Fair value items	(119)	159	(11)	(1)	(41)	—	(13)	—	(13)
Realized gains / (losses) on investments	41	119	6	11	97	—	274	(2)	272
Impairment charges	(247)	(12)	(12)	(11)	—	—	(282)	—	(282)
Impairment reversals	47	5	3	—	—	—	55	—	55
Other income / (charges)	(105)	33	46	(11)	—	—	(37)	—	(37)
Run-off businesses	(28)	—	—	—	—	—	(28)	—	(28)

Income before tax	324	505	82	74	(88)	1	898	(5)	893

Income tax (expense) / benefit	32	(112)	(32)	(22)	21	—	(113)	5	(108)

Net income	356	393	50	52	(67)	1	785	—	785

Inter-segment underlying earnings	(76)	(28)	(32)	127	9

Revenues
Life insurance gross premiums	3,320	2,269	3,955	645	—	—	10,189	(203)	9,986
Accident and health insurance	918	140	—	40	—	—	1,098	(1)	1,097
General insurance	—	259	—	85	—	—	344	—	344

Total gross premiums	4,238	2,668	3,955	770	—	—	11,631	(204)	11,427
Investment income	2,014	1,105	1,156	116	160	(138)	4,413	(35)	4,378
Fee and commission income	484	176	79	227	—	(125)	841	—	841
Other revenues	1	—	—	1	—	—	2	(1)	1

Total revenues	6,737	3,949	5,190	1,114	160	(263)	16,887	(240)	16,647

Inter-segment revenues	—	—	2	125	136

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of our associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that senior management uses in managing the business.

Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds is excluded from underlying earnings.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings, the gains (losses) on real estate and hedge ineffectiveness.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgages and loan portfolios.

Impairment charges

Includes impairments / (reversals) on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgages and loan portfolios on amortized cost and associates.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are included under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

On April 26, 2011, AEGON publicly announced the decision of its Executive Board to divest its life reinsurance activities, Transamerica Reinsurance, to SCOR. These activities are no longer reported in underlying earnings but are reflected in the run-off businesses line in the segment reporting (both in 2011 and in 2010). More details on this transaction are given in note 20.

Also, in December 2010, AEGON publicly announced the decision of its Executive Board to discontinue new sales of executive non-qualified benefit plans and related (BOLI/COLI) business in the United States. Earnings from the BOLI/COLI business are no longer reported in underlying earnings but reflected in the run-off businesses line in the segment reporting (both in 2011 and 2010).

The comparative figures, affecting the Americas segment, regarding the underlying earnings and the run-off businesses have been revised as follows:

In million EUR

Six months ended June 30, 2010	Reported	Reclassification		Revised
		BOLI/COLI	Reinsurance

Underlying earnings before tax geographically	1,010	(25)	(56)	929
Fair value items	(13)	—	—	(13)
Realized gains / (losses) on investments	274	—	—	274
Impairment charges	(282)	—	—	(282)
Impairment reversals	55	—	—	55
Other income / (charges)	(37)	—	—	(37)
Run-off businesses	(109)	25	56	(28)
Income before tax	898	—	—	898
Income tax (expense) / benefit	(113)	—	—	(113)

Net income	785	—	—	785

Share in earnings of associates

Earnings from the company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

3.2 Investments geographically

At June 30, 2011

Investments

amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands		United Kingdom	New Markets	Holding and other activities	Eliminations	Total EUR
1,806	52	Shares	1,245	632		57	70	—	(2)	2,002
85,594	7,893	Debt securities	59,035	16,194		8,740	2,047	—	—	86,016
14,261	7	Loans	9,836	17,932		8	658	—	—	28,434
19,044	—	Other financial assets	13,135	41		—	44	452	—	13,672
1,018	—	Investments in real estate	702	2,011		—	—	—	—	2,713

121,723	7,952	Investments general account	83,953	36,810		8,805	2,819	452	(2)	132,837

—	25,976	Shares	—	7,975		28,763	3,304	—	(6)	40,036
—	12,834	Debt securities	—	14,662		14,211	256	—	—	29,129
83,383	7,076	Separate accounts and investment funds	57,509	—		7,835	1,267	—	—	66,611
—	3,494	Other financial assets	—	558		3,870	1,376	—	—	5,804
—	987	Investments in real estate	—	—		1,092	—	—	—	1,092

83,383	50,367	Investments for account of policyholders	57,509	23,195		55,771	6,203	—	(6)	142,672

205,106	58,319	Investments on balance sheet	141,462	60,005		64,576	9,022	452	(8)	275,509
119,813	—	Off balance sheet investments third parties	82,635	—	[1]	—	33,132	—	—	115,767

324,919	58,319	Total revenue generating investments	224,097	60,005		64,576	42,154	452	(8)	391,276

		Investments
100,337	7,882	Available-for-sale	69,203	16,654		8,727	1,899	5	—	96,488
14,261	7	Loans	9,836	17,932		8	658	—	—	28,434
—	—	Held-to-maturity	—	—		—	141	—	—	141
84,490	49,433	Financial assets at fair value through profit or loss	61,721	23,408		54,749	6,324	447	(8)	146,641
1,018	987	Investments in real estate	702	2,011		1,092	—	—	—	3,805

205,106	58,319	Total investments on balance sheet	141,462	60,005		64,576	9,022	452	(8)	275,509

118	8	Investments in associates	81	59		9	590	4	—	743
29,023	5,735	Other assets	20,018	10,169		6,351	1,765	28,037	(26,617)	39,723

234,247	64,062	Consolidated total assets	161,561	70,243		70,936	11,377	9,406	(7,528)	315,975

[1]

The decline in off balance sheet investments third parties in The Netherlands reflect a transfer of third party asset management operations from AEGON The Netherlands to AEGON Asset Management, included in New Markets.

3.2 Investments geographically (continued)

At December 31, 2010

Investments

amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
1,737	53	Shares	1,300	945	62	72	—	(3)	2,376
89,687	7,917	Debt securities	67,121	18,504	9,198	2,041	—	—	96,864
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
17,481	—	Other financial assets	13,083	40	—	45	293	—	13,461
974	—	Investments in real estate	729	2,055	—	—	—	—	2,784

125,128	7,978	Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188

—	25,470	Shares	—	8,087	29,589	3,139	—	(5)	40,810
—	13,573	Debt securities	—	14,435	15,768	223	—	—	30,426
79,308	6,393	Separate accounts and investment funds	59,353	—	7,427	1,309	—	—	68,089
—	3,250	Other financial assets	—	536	3,775	1,467	—	—	5,778
—	976	Investments in real estate	—	—	1,134	—	—	—	1,134

79,308	49,662	Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237

204,436	57,640	Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
115,297	—	Off balance sheet investments third parties	86,287	12,353	—	25,126	—	—	123,766

319,733	57,640	Total revenue generating investments	239,285	72,584	66,962	34,075	293	(8)	413,191

		Investments
102,792	7,899	Available-for-sale	76,929	19,261	9,177	1,879	4	—	107,250
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
—	—	Held-to-maturity	—	—	—	139	—	—	139
85,421	48,757	Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
974	976	Investments in real estate	729	2,055	1,134	—	—	—	3,918

204,436	57,640	Total investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425

114	8	Investments in associates	85	59	9	576	4	—	733
27,165	5,415	Other assets	20,331	11,626	6,290	1,703	30,824	(28,629)	42,145

231,715	63,063	Consolidated total assets	173,414	71,916	73,261	11,228	31,121	(28,637)	332,303

4. Information related to Transamerica Finance Corporation (TFC)

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and condensed cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidated statements of financial position are shown as of June 30, 2011 and December 31, 2010 and the condensed consolidated income statements and condensed consolidated cash flow statements are shown for the six months ended June 30, 2011, and 2010. The information is prepared in accordance with IFRS.

The AEGON NV parent company only column in this condensed consolidated financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidated financial information presents the individual line items for TFC. In the AEGON financial statements, is reported as a component of Holdings and other activities with certain business activities (predominantly leasing) reported in the Americas.

The condensed consolidated income statements for the six months ended June 30, 2011 and 2010:

Six months ended June 30, 2011 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total

Income
Total revenues	847	2	15,872	(841)	15,880
Income from reinsurance ceded	—	—	907	—	907
Results from financial transactions	18	—	2,027	—	2,045
Other income	—	—	34	—	34

Total income	865	2	18,840	(841)	18,866

Charges
Benefits and expenses	62	—	17,556	—	17,618
Impairment charges/(reversals)	—	—	170	—	170
Interest charges and related fees	70	4	263	(109)	228
Other charges	—	—	21	—	21

Total charges	132	4	18,010	(109)	18,037

Share in net result of associates	—	—	17	—	17

Income/(loss) before tax	733	(2)	847	(732)	846
Income tax	(4)	7	(118)	—	(115)
Non-controlling interests	—	—	(1)	—	(1)

Net income/(loss)	729	5	728	(732)	730

Six months ended June 30, 2010 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total

Income
Total revenues	929	1	16,624	(907)	16,647
Income from reinsurance ceded	—	—	906	—	906
Results from financial transactions	11	—	1,302	1	1,314
Other income	—	—	34	—	34

Total income	940	1	18,866	(906)	18,901

Charges
Benefits and expenses	62	1	17,377	—	17,440
Impairment charges/(reversals)	—	—	276	—	276
Interest charges and related fees	95	9	199	(108)	195
Other charges	—	—	116	—	116

Total charges	157	10	17,968	(108)	18,027

Share in net result of associates	—	—	19	—	19

Income/(loss) before tax	783	(9)	917	(798)	893
Income tax	1	3	(112)	—	(108)
Non-controlling interests	—	—	—	—	—

Net income/(loss)	784	(6)	805	(798)	785

The condensed consolidated statement of financial position as at June 30, 2011 and December 31, 2010 are shown below:

As at June 30, 2011 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total

Investments general account	—	—	132,840	(3)	132,837
Investments for account of policyholders	—	—	142,678	(6)	142,672
Investments in associates	—	—	743	—	743
Group companies and loans	22,986	—	717	(23,703)	—
Other assets and receivables	4,398	281	39,426	(4,382)	39,723

Total assets	27,384	281	316,404	(28,094)	315,975

Shareholders’ equity	16,845	(4)	17,020	(17,016)	16,845
Convertible core capital securities	—	—	—	—	—
Other equity instruments	4,711	—	—	—	4,711
Non-controlling interests	—	—	11	—	11

Group equity	21,556	(4)	17,031	(17,016)	21,567

Trust pass-through securities	—	—	131	—	131
Subordinated borrowings	—	—	16	—	16
Insurance contracts general account	—	—	94,390	—	94,390
Insurance contracts for account of policyholders	—	—	76,149	—	76,149
Investment contracts general account	—	—	20,578	—	20,578
Investment contracts for account of policyholders	—	—	68,058	—	68,058
Loans from group companies	1,998	—	9,080	(11,078)	—
Other liabilities	3,830	285	30,971	—	35,086

Total equity and liabilities	27,384	281	316,404	(28,094)	315,975

As at December 31, 2010

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total

Investments general account	—	—	143,191	(3)	143,188
Investments for account of policyholders	—	—	146,242	(5)	146,237
Investments in associates	—	—	733	—	733
Group companies and loans	23,627	—	297	(23,924)	—
Other assets and receivables	5,973	314	41,387	(5,529)	42,145

Total assets	29,600	314	331,850	(29,461)	332,303

Shareholders’ equity	17,210	(9)	16,793	(16,784)	17,210
Convertible core capital securities	1,500	—	—	—	1,500
Other equity instruments	4,704	—	—	—	4,704
Non-controlling interests	—	—	11	—	11

Group equity	23,414	(9)	16,804	(16,784)	23,425

Trust pass-through securities	—	—	143	—	143
Subordinated borrowings		—	—	—	—
Insurance contracts general account	—	—	100,506	—	100,506
Insurance contracts for account of policyholders	—	—	77,650	—	77,650
Investment contracts general account	—	—	23,237	—	23,237
Investment contracts for account of policyholders	—	—	69,527	—	69,527
Loans from group companies	1,553	—	11,124	(12,677)	—
Other liabilities	4,633	323	32,859	—	37,815

Total equity and liabilities	29,600	314	331,850	(29,461)	332,303

The condensed consolidated cash flow statements for the six months ended June 30, 2011 and 2010 are presented below:

Six months ended June 30, 2011 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total

Cash flow from operating activities	(215)	—	(130)	—	(345)

Purchases and disposals of intangible assets	—	—	(7)	—	(7)
Purchases and disposals of equipment and other assets	—	—	(25)	—	(25)
Purchases, disposals and dividends of subsidiaries and associates	—	—	(7)	—	(7)
Other	—	(1)	1	—	—

Cash flow from investing activities	—	(1)	(38)	—	(39)

Issuances, repurchase of share capital	913	—	—	—	913
Dividends paid	196	—	(255)	—	(59)
Issuances, repurchase and coupons of convertible core capital securities	(2,250)	—	—	—	(2,250)
Issuances, repurchase and coupons of perpetuals	(117)	—	—	—	(117)
Issuances, repayments and finance interest on borrowings	958	—	191	—	1,149
Other	—	—	—	—	—

Cash flow from financing activities	(300)	—	(64)	—	(364)

Net increase/(decrease) in cash and cash equivalents	(515)	(1)	(232)	—	(748)

Six months ended June 30, 2010 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total

Cash flow from operating Activities	1,206	2	282	—	1,490

Purchases and disposals of intangible assets	—	—	(11)	—	(11)
Purchases and disposals of equipment and other assets	—	—	(53)	—	(53)
Purchases, disposals and dividends of subsidiaries and associates	—	—	(165)	(4)	(169)
Other	—	2	(2)	—	—

Cash flow from investing activities	—	2	(231)	(4)	(233)

Issuances, repurchase of share capital	—	—	—	—	—
Dividends paid	(90)	—	—	—	(90)
Issuances, repurchase and coupons of convertible core capital securities	—	—	—	—	—
Issuances, repurchase and coupons of perpetuals	(129)	—	—	—	(129)
Issuances, repayments and finance interest on borrowings	(1,069)	(4)	1,095	4	26
Other	—	—	47	—	47

Cash flow from financing activities	(1,288)	(4)	1,142	4	(146)

Net increase/(decrease) in cash and cash equivalents	(82)	—	1,193	—	1,111

5. Premium income and premium to reinsurers

In million EUR

	2011	2010
Gross
Life	9,373	9,986
Non-Life	1,405	1,441

Total	10,778	11,427

Reinsurance
Life	742	698
Non-Life	168	169

Total	910	867

6. Investment income

In million EUR

	2011	2010

Interest income	3,622	3,934
Dividend income	501	357
Rental income	87	87

Total investment income	4,210	4,378

Investment income related to general account	2,903	3,141
Investment income for account of policyholders	1,307	1,237

Total	4,210	4,378

7. Results from financial transactions

In million EUR

	2011	2010

Net fair value change of general account financial investments at FVTPL other than derivatives	157	20
Realized gains and losses on financial investments	381	335
Gains and (losses) on investments in real estate	(26)	(47)
Net fair value change of derivatives	(601)	1,357
Net fair value change on for account of policyholder financial assets at FVTPL	2,138	(498)
Net fair value change on investments in real estate for account of policyholders	11	72
Net foreign currency gains and (losses)	(9)	84
Net fair value change on borrowings and other financial liabilities	(10)	(9)
Realized gains and (losses) on repurchased debt	4	—

Total	2,045	1,314

Net fair value changes on for account of policyholder financial assets at FVTPL are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 9).

8. Other income

In 2011, other income mainly relates to a benefit related to a settlement of legal claims.

9. Benefits and expenses

In million EUR

	2011	2010

Claims and benefits	16,013	15,917
Employee expenses	1,054	1,067
Administration expenses	597	553
Deferred expenses	(758)	(803)
Amortization expenses	712	706

Total	17,618	17,440

Claims and benefits includes the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. Claims and benefits increased mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in results from financial transactions (note 7).

10. Impairment charges/(reversals)

In million EUR

	2011	2010
Impairment charges/(reversals) comprise
Impairment charges on financial assets, excluding receivables[1]	209	327
Impairment reversals on financial assets, excluding receivables[1]	(42)	(55)
Impairment charges on non-financial assets and receivables	3	4

Total	170	276

Impairment charges on financial assets, excluding receivables, from:
Shares	3	4
Debt securities and money market instruments	185	276
Loans	15	47
Other	6	—

Total	209	327

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(38)	(52)
Loans	(4)	(3)

Total	(42)	(55)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

11. Other charges

In 2011, other charges includes an annual charge related to a bank tax charged by the Hungarian government of EUR 20 million.

12. Intangible assets

In million EUR

	June 30, 2011	December 31, 2010

Goodwill	636	652
VOBA	2,932	3,221
Future servicing rights	407	444
Software	29	32
Other	12	10

Total intangible assets	4,016	4,359

The decrease in goodwill and future servicing rights is mainly attributable to foreign currency effects. In addition, future servicing rights decreased due to amortization. The decrease in value of business acquired (VOBA) is mainly attributable to foreign currency effects and amortization partly offset by the impact of shadow accounting.

13. Investments

In million EUR

	June 30, 2011	December 31, 2010

Available-for-sale (AFS)	96,488	107,250
Loans	28,434	27,703
Held-to-maturity (HTM)	141	139
Financial assets at fair value through profit or loss (FVTPL)	5,061	5,312

Total financial assets, excluding derivatives	130,124	140,404
Investments in real estate	2,713	2,784

Total investments for general account	132,837	143,188

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total

Shares	981	1,021	—	—	2,002
Debt securities	84,362	1,513	141	—	86,016
Money market and other short-term investments	10,343	781	—	—	11,124
Mortgages	—	—	—	24,817	24,817
Private loans	—	—	—	804	804
Deposits with financial institutions	—	—	—	648	648
Policy loans	—	—	—	1,995	1,995
Receivables out of share lease agreements	—	—	—	21	21
Other	802	1,746	—	149	2,697

At June 30, 2011	96,488	5,061	141	28,434	130,124

	AFS	FVTPL	HTM	Loans	Total

Shares	1,298	1,078	—	—	2,376
Debt securities	94,936	1,789	139	—	96,864
Money market and other short-term investments	10,141	659	—	—	10,800
Mortgages	—	—	—	23,781	23,781
Private loans	—	—	—	829	829
Deposits with financial institutions	—	—	—	748	748
Policy loans	—	—	—	2,169	2,169
Receivables out of share lease agreements	—	—	—	25	25
Other	875	1,786	—	151	2,812

At December 31, 2010	107,250	5,312	139	27,703	140,404

Government bond investments

Included in our available-for-sale debt securities and money market investments are EUR 949 million (December 31, 2010: EUR 1,250 million) of exposures to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of these exposures.

In million EUR

	June 30, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	13	9	33	32
Italy	89	85	114	112
Ireland	32	24	37	32
Greece	4	4	58	45
Spain	811	745	1,008	904

Total	949	867	1,250	1,125

14. Investments for account of policyholders

In million EUR

	June 30, 2011	December 31, 2010

Shares	40,036	40,810
Debt securities	29,129	30,426
Money market and other short-term investments	2,275	2,597
Deposits with financial institutions	2,945	2,630
Separate accounts and unconsolidated investment funds	66,611	68,089
Other	584	551

Total investments for account of policyholders at FVTPL, excluding derivatives	141,580	145,103
Investments in real estate	1,092	1,134

Total investments for account of policyholders	142,672	146,237

15. Deferred expenses and rebates

In million EUR

	June 30, 2011	December 31, 2010

DPAC for insurance contracts and investment contracts with discretionary participation features	10,636	11,340
Deferred transaction costs for investment management services	371	380
Unamortized interest rate rebates	215	228

Total deferred expenses and rebates	11,222	11,948

DPAC balances decreased, reflecting changes in foreign currency exchange rates, amortizations and the impact of shadow accounting partly offset by newly deferred expenses.

16. Share capital

In million EUR

	June 30, 2011	December 31, 2010

Share capital - par value	310	278
Share premium	8,787	7,906

Total share capital	9,097	8,184

Share capital – par value
Balance at January 1	278	278
Issuance	32	—

Balance	310	278

Share premium
Balance at January 1	7,906	7,906
Issuance	881	—

Balance	8,787	7,906

On March 1, 2011 AEGON completed the issue of 173,604,912 new common shares of AEGON N.V. with a par value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 17.

The new shares have been listed on Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 in order to avoid dilution of its voting rights following the issuance of new common shares completed on March 1, 2011.

17. Convertible core capital securities

AEGON repurchased EUR 1.5 billion in principal amount of the original EUR 3 billion in convertible core capital securities from the Dutch State. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of 375 million convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. This repurchase was completed in two equal tranches on March 15 and June 15 respectively.

With these transactions AEGON has repurchased all of the EUR 3 billion core capital securities issued to the Dutch State at the height of the financial crisis in 2008.

18. Borrowings

In million EUR

	June 30, 2011	December 31, 2010

Debentures and other loans	8,901	7,743
Commercial paper	420	701
Bank overdrafts	70	57
Short term deposits	18	17

Total borrowings	9,409	8,518

On April 14, 2011, AEGON The Netherlands sold EUR 1.5 billion Class A residential mortgage-backed securities (RMBS) to a broad group of institutional investors. These securities consist of two tranches:

•	EUR 375 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month Euribor plus 0.95%; and

•	EUR 1,125 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds were used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

Debentures and other loans increased due to the sale of these residential mortgage-backed securities, partly offset by redemptions and negative impact of foreign currency exchange rates. Included in Debentures and other loans is EUR 960 million relating to borrowings measured at fair value (2010: EUR 987 million).

Commercial paper, Bank overdrafts and Short term deposits vary with the normal course of business.

19. Commitments and contingencies

See note 20 with respect to the Koersplan litigation.

There have been no material changes in contingent assets and liabilities reported in the 2010 consolidated financial statements of AEGON.

20. Events after the balance sheet date

Effective July 1, 2011, AEGON entered into a Joint Venture contract with Unnim, the entity which was created by the merger of Caixa Terrassa, Caixa Sabadell and Caixa Manlleu. AEGON Spain is the sole insurance partner of Unnim to provide life and pension insurance products.

On July 26, 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to a specific AEGON unit-linked product (Koersplan). The Amsterdam Court of Appeal accepted AEGON’s positions that Koersplan products sold during the period 1989-1998 entailed an obligation on the part of customers to pay a premium for a death benefit. However, the Court ruled that AEGON should have more clearly informed its customers about the amount of premium which the company charged in relation to the embedded death benefit. AEGON acknowledges that its level of communication could have been better at the time and has subsequently taken steps to substantially improve its communications with customers. In its decision, the Court ruled that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by AEGON. The Court based its decision on a single industry example, which AEGON believes is not representative. It is AEGON’s view that, based on the arguments presented, the Court’s ruling was wrongly decided. AEGON will appeal the decision to the Supreme Court in the Netherlands.

On August 9, 2011, AEGON completed the previously announced divestment of its life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. The divestment resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and capital release of USD 0.5 billion.

AEGON has retained certain blocks of business consisting primarily of variable annuity guarantee products with a book value of USD 0.4 billion.

The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR has acquired Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by AEGON US domestic companies which have been retroceded to TIRI, and has taken over the operational assets and systems of TARe.

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) has been retroceded to SCOR. TIRe will continue to provide reserve credit security for redundant reserves to AEGON USA’s ceding companies. AEGON will maintain approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run off over approximately 15 years.

Structuring the transaction as a reinsurance arrangement leaves AEGON exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts have been placed in trust for AEGON’s benefit. SCOR is rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks.

The transaction will be accounted for primarily as a reinsurance transaction between AEGON and SCOR. Certain fixed assets and certain investment assets will be transferred with any related gain (loss) being recognized. As a result, the divestment will have no significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of the prepaid cost of reinsurance asset will be reflected in the run-off businesses line in AEGON’s segment reporting.

The reinsurance business being retained by AEGON, which is comprised primarily of the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible. In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the prepaid cost of reinsurance, is approximately USD 40 million before tax per annum initially. These costs are expected to trend down as the contracts mature. Transamerica Reinsurance realized underlying earnings before tax of USD 105 million in 2010.

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” as included in our Report on Form 20-F filed with the SEC on March 31, 2011.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the EU. Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is based either on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

See Item 2.2.iii of this Form 6-K for further discussion on guaranteed minimum benefits in our insurance products.

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

For 2011, AEGON held its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 9%. On a quarterly basis, the difference between the estimated equity market return and the actual market return is unlocked.

At June 30, 2011, other assumptions applicable to variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2010: 9%); gross long-term fixed security growth rate of 6% (2010: 6%); and gross long-term growth rate for money market funds of 3.5% (2010: 3.5%).

A 1% decrease in the expected long-term equity growth rate with regards to our variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR (121) million (2010: EUR (92) million). The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 1.2 billion at June 30, 2011 (2010: EUR 1.7 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption, which varies by block of business, would impact net income by approximately EUR (29) million (2010: EUR (49) million). A 20% increase in the lapse assumption would impact net income by approximately EUR 26 million (2010: EUR 36 million).

Any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. maintenance expenses, inflation and disability) would impact net income by less than EUR 16 million (per assumption change) (2010: EUR 12 million).

DPAC

The movements in DPAC over the first six months of 2011 compared to the first six months of 2010 can be summarized and compared as follows:

In million EUR

	Six months ended June 30
	2011	2010

At January 1	11,340	10,900
Costs deferred/rebates granted during the year	726	765
Disposal of group assets	—	(69)
Amortization through income statement	(584)	(594)
Shadow accounting adjustments	(128)	(200)
Net exchange rate differences	(712)	1,523
Other	(6)	(5)

At June 30	10,636	12,320

DPAC per strategic business unit is as follows per June 30, 2011 and December 31, 2010:

In million EUR

	Americas	The Netherlands	United Kingdom	New Markets	Total

Life	4,856	223	157	187	5,423
Individual savings and retirement products	922	—	—	25	947
Pensions	120	45	2,983	—	3,148
Non-life	—	—	—	3	3
Run-off businesses	1,115	—	—	—	1,115

At June 30, 2011	7,013	268	3,140	215	10,636

	Americas	The Netherlands	United Kingdom	New Markets	Total

Life	5,199	247	177	174	5,797
Individual savings and retirement products	1,071	—	—	23	1,094
Pensions	346	49	3,056	—	3,451
Non-life	—	—	—	2	2
Run-off businesses	996	—	—	—	996

At December 31, 2010	7,612	296	3,233	199	11,340

VOBA

The movement in VOBA over the first six months of 2011 compared to the first six months of 2010 can be summarized and compared as follows:

In million EUR	Six months ended June 30
	2011	2010

At January 1	3,221	3,362
Additions	—	1
Amortization/depreciation through income statement	(93)	(86)
Shadow accounting adjustments	8	(199)
Net exchange differences	(204)	461

At June 30	2,932	3,539

VOBA per strategic business unit is as follows per June 30, 2011 and December 31, 2010:

In million EUR

	Americas	The Netherlands	United Kingdom	New Markets	Total

Life	1,323	2	—	53	1,378
Individual savings and retirement products	148	—	—	—	148
Pensions	53	48	684	—	785
Distribution	—	74	—	—	74
Run-off businesses	547	—	—	—	547

At June 30, 2011	2,071	124	684	53	2,932

In million EUR

	Americas	The Netherlands	United Kingdom	New Markets	Total

Life	1,461	3	—	56	1,520
Individual savings and retirement products	169	—	—	—	169
Pensions	82	50	732	—	864
Distribution	—	82	—	—	82
Run-off businesses	586	—	—	—	586

At December 31, 2010	2,298	135	732	56	3,221

ii Fair value of financial instruments, borrowings and derivatives determined using valuation techniques

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Fair value of financial assets and liabilities

The estimated fair values of AEGON’s financial assets and liabilities are presented in the respective notes to the balance sheet together with their carrying values. The estimated fair values correspond with the amounts at which the financial instruments at AEGON’s best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.

Shares

Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. AEGON reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

When available, AEGON uses quoted market prices in active markets to determine the fair value of its debt securities. These market quotes are obtained through index prices or pricing services.

The fair values of debt securities are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS – Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Each month, AEGON performs an analysis of the inputs obtained from third party services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events.

Credit ratings are also an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Free standing financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

AEGON normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical, and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. In the event no collateral is held by AEGON or the counterparty, or in the event of a collateral short-fall, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; variable annuities sold in Europe; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

The fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit spread, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for US life insurers differ significantly from that for European life insurers, AEGON’s assumptions are set by region to reflect these differences in the valuation of the guarantee embedded in the insurance contracts.

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, and therefore the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.5% at June 30, 2011 and 24.8% at December 31, 2010. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Investment contracts

Similar to embedded derivatives in insurance contracts, certain investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic or similar techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) swap rates and associated forward rates or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their inter-relationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iii Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944 Financial Services—Insurance) and presented together with insurance liabilities; and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

a.	Financial guarantees

In the United States and the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as ‘Segregated Funds’. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased by management decision. In addition, AEGON Canada sells a contract with a minimum guaranteed withdrawal benefit. The contract provides capital protection for longevity risk in the form of a guaranteed minimum annuity payment.

In The Netherlands, individual variable unit linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

The following table provides information on the liabilities for financial guarantees for minimum benefits:

In million EUR	United States[1]	Canada[1]	The Netherlands[2]	New Markets	2011 Total[3]	United States[1]	Canada[1]	The Netherlands[2]	New Markets	2010 Total[3]

At January 1	60	45	831	5	941	92	685	757	1	1,535
Incurred guarantee benefits	25	(8)	(94)	(2)	(79)	332	4	292	22	650
Paid guarantee benefits	—	(15)	—	—	(15)	—	(515)	—	—	(515)
Net exchange differences	(5)	(2)	—	—	(7)	43	86	—	—	129

At June 30	80	20	737	3	840	467	260	1,049	23	1,799

Balance at June 30

Account value	9,527	1,902	7,597	299	19,325	7,580	2,257	7,273	912	18,022
Net amount at risk[4]	224	31	930	7	1,192	782	259	1,248	21	1,261

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees
[3]	Balances are included in the derivatives liabilities on the face of the balance sheet
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2011, the reinsured account value was EUR 3.4 billion (December 31, 2010: EUR 4.2 billion) and the guaranteed remaining balance was EUR 2.9 billion (December 31, 2010: EUR 3.5 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At June 30, 2011, the contract had a value of EUR 64 million (December 31, 2010: EUR 71 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance so only the liability for the minimum guarantee is recorded on our books.

Product balances as of June 30, 2011 were EUR 497 million in fixed annuities (December 31, 2010: EUR 572 million) and EUR 122 million in life reinsurance (December 31, 2010: EUR 137 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMBD in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on ASC 944) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts as per June 30, 2011 and June 30, 2010:

In million EUR	GMDB[1]	GMIB[2]	2011 Total[3,4]	GMDB[1]	GMIB[2]	2010 Total[3,4]

At January 1	292	543	835	334	543	877
Incurred guarantee benefits	18	4	22	68	41	109
Paid guarantee benefits	(32)	(8)	(40)	(76)	(21)	(97)
Net exchange differences	(23)	(42)	(65)	57	96	153

At June 30	255	497	752	383	659	1,042

Balance at June 30

Account value	27,950	6,278		27,378	6,784
Net amount at risk[5]	2,404	487		5,496	878
Average attained age of contractholders	67	67		66	66

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive
[4]	Balances are included in the insurance liabilities on the face of the balance sheet
[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d.	Life contingent guarantees in the Netherlands

The group pension contracts offered by AEGON in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

The traditional life and pension products offered by AEGON in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2011	2010
	GMB[1,2]	GMB[1,2]

At January 1	1,656	1,145
Incurred guarantee benefits	(476)	1,046

At June 30	1,180	2,191

Balance at June 30

Account value	13,575	14,197
Net amount at risk[3]	1,487	2,540

[1]	Guaranteed minimum benefit in the Netherlands
[2]	Balances are included in the insurance liabilities on the face of the balance sheet
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions.

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy. Refer to note 18.3 of our 2010 Form 20-F for more details on AEGON’s fair value hierarchy.

The expected returns are based on risk-free rates. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, income before tax for the first six months of 2011 would have been EUR 121 million higher or EUR 130 million lower (2010 year end: EUR 158 million higher or EUR 173 million lower).

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.5% at June 30, 2011 and 24.8% at December 31, 2010. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had AEGON used a long term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 119 million or an increase of EUR 125 million, respectively, in IFRS income before tax for the first six months of 2011 (2010 year end: EUR 144 million or EUR 127 million decrease or increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 20 million (six months ended June 30, 2010: gain of EUR 108 million) to income before tax. This net loss is attributable to a decrease in the total guarantee reserves of EUR 595 million (six months ended June 30, 2010: increase of EUR 1,362 million). The main drivers of this decrease are EUR 11 million related to an increase in equity markets (six months ended June 30, 2010: EUR (49) million), EUR 56 million related to decreases in equity volatilities (six months ended June 30, 2010: EUR (147) million), EUR 489 million related to increases in risk free rates (six months ended June 30, 2010: EUR (1,932) million) and EUR 10 million related to the increase in the spread of credit risk (six months ended June 30, 2010: EUR 232 million). Hedges related to these guarantee reserves contributed fair value losses of EUR 624 million to income before tax (six months ended June 30, 2010: gain of EUR 1,923 million).

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

The amortized cost and fair value of debt securities, money market investments and other are as follows as of June 30, 2011 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses

Debt securities
United States Government*	3,354	110	(59)	3,405	2,112	1,293
Dutch Government	3,017	28	(59)	2,986	1,084	1,902
Other Government	10,072	433	(169)	10,336	7,033	3,303
Mortgage-backed securities	11,209	469	(636)	11,042	6,798	4,244
Asset-backed securities	7,796	238	(603)	7,431	3,559	3,872
Corporate	47,471	2,738	(912)	49,297	37,226	12,071
Money market investments	10,343	—	—	10,343	10,343	—
Other	856	38	(92)	802	270	532

Total	94,118	4,054	(2,530)	95,642	68,425	27,217

Of which held by AEGON Americas, NL and UK	92,064	4,028	(2,428)	93,664	67,637	26,027

*	Available-for-sale US debt securities include US government agencies.

Unrealized Bond Losses by Sector

The composition by industry categories of debt securities and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at June 30, 2011 and December 31, 2010 is presented in the table below.

Unrealized losses – debt securities and money market investments

	June 30, 2011		December 31, 2010
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses

Residential mortgage-backed securities	2,281	(447)	2,619	(652)
Commercial mortgage-backed securities	1,865	(173)	2,257	(308)
Asset-Backed Securities (ABSs) - Aircraft	56	(12)	64	(16)
ABSs - CBOs	1,090	(155)	1,164	(206)
ABSs - Housing - Related	1,077	(292)	1,146	(364)
ABSs - Credit Cards	817	(5)	1,152	(13)
ABSs - Other	927	(156)	1,261	(225)
Financial Industry - Banking	3,837	(427)	4,918	(665)
Financial Industry - Brokerage	38	(3)	73	(4)
Financial Industry - Finance companies	56	(4)	45	(5)
Financial Industry - Insurance	1,184	(125)	1,370	(181)
Financial Industry - Reits	330	(11)	397	(19)
Financial Industry - Financial other	446	(66)	536	(85)
Industrial - Basic Industry	602	(17)	702	(24)
Industrial - Capital Goods	489	(27)	597	(44)
Industrial - Consumer cyclical	734	(39)	754	(41)
Industrial - Consumer non-cyclical	856	(28)	873	(35)
Industrial - Energy	530	(20)	653	(28)
Industrial - Technology	377	(13)	443	(12)
Industrial - Transportation	455	(25)	528	(30)
Industrial - Communications	929	(45)	1,073	(55)
Industrial - Industrial other	197	(16)	159	(8)
Utility - Electric	827	(39)	924	(48)
Utility - Natural gas	158	(5)	267	(9)
Utility - Utility other	24	(1)	35	(1)
Sovereign	6,510	(287)	6,311	(301)

Total	26,692	(2,438)	30,321	(3,379)

Of which held by AEGON Americas, NL and UK	25,494	(2,336)	29,032	(3,273)

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The following narrative discussion relates to AEGON Americas, AEGON The Netherlands and AEGON UK. The composition by industry categories of debt securities and money market investments in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2011 and December 31, 2010, is presented in the table below.

Unrealized losses – debt securities and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

	June 30, 2011		December 31, 2010
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses

Residential mortgage-backed securities	2,281	(447)	2,618	(652)
Commercial mortgage-backed securities	1,862	(173)	2,256	(308)
Asset-Backed Securities (ABSs) - Aircraft	56	(12)	64	(16)
ABSs - CBOs	1,090	(155)	1,164	(206)
ABSs - Housing - Related	982	(276)	1,048	(350)
ABSs - Credit Cards	817	(5)	1,152	(13)
ABSs - Other	920	(155)	1,257	(224)
Financial Industry - Banking	3,641	(397)	4,709	(637)
Financial Industry - Brokerage	38	(3)	73	(4)
Financial Industry - Finance companies	54	(4)	44	(5)
Financial Industry - Insurance	1,165	(124)	1,350	(180)
Financial Industry - Reits	330	(11)	397	(19)
Financial Industry - Financial other	376	(48)	475	(68)
Industrial - Basic Industry	597	(17)	699	(24)
Industrial - Capital Goods	489	(27)	597	(44)
Industrial - Consumer cyclical	729	(39)	752	(41)
Industrial - Consumer non-cyclical	852	(27)	869	(35)
Industrial - Energy	517	(19)	647	(27)
Industrial - Technology	377	(13)	443	(12)
Industrial - Transportation	444	(24)	519	(30)
Industrial - Communications	898	(42)	1,049	(54)
Industrial - Industrial other	165	(15)	144	(7)
Utility - Electric	782	(36)	869	(45)
Utility - Natural gas	155	(5)	264	(9)
Utility - Utility other	21	(1)	33	(1)
Sovereign	5,856	(261)	5,540	(262)

Total	25,494	(2,336)	29,032	(3,273)

The gross unrealized losses on AFS debt securities in an unrealized loss position decreased from December 31, 2010 to June 30, 2011 by EUR 937 million primarily as a result of credit spread tightening and lower interest rates.

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2011, there are EUR 3,990 million of gross unrealized gains and EUR 2,336 million of gross unrealized losses in the AFS debt securities portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 3% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 57 million and relates to US Treasury.

Financial and credit market conditions were mixed in the first half of 2011. Economic growth was positive in most of the world. Developed-world growth has been generally disappointing as it remains below potential, frustrating attempts to generate a strong recovery after the financial crisis. The credit crisis that began as a result of the subprime mortgage crisis continues to evolve into concerns about governmental borrowing and debt levels across much of the world. Greek sovereign debt has been downgraded to nearly the lowest speculative grades and trades at extremely distressed levels. Significant concerns remain for other peripheral European countries. High governmental debt levels are also a concern in the US, including those of state and local governments, evidenced by the downgrade of the US from AAA to AA+ by Standard & Poor’s on August 5, 2011. Most world equity markets performed well during the early months of 2011, but have generally been softer during the second quarter, resulting in mixed performance for the first half of 2011. In the US, the Federal Reserve maintained a Fed Funds rate of near zero, though its second round of quantitative easing ends mid-year. US Treasury rates fell, reflecting concerns about prospective growth, fears over European sovereign debt impacts, and generally benign inflation. Corporate default rates continued to fall in 2011 due largely to improved access to funding and better economic conditions. Commodity prices have also been mixed in 2011 as growth expectations have fluctuated.

The following is a description of AEGON’s significant unrealized loss positions by industry sector as of June 30, 2011:

Residential mortgage-backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 4,807 million of residential mortgage-backed securities (RMBS), of which EUR 3,473 million is held by AEGON USA and EUR 1,331 million by AEGON The Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. AEGON’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, prime jumbo/whole loan passthroughs, Alt-A RMBS, negative amortization RMBS and reverse mortgage RMBS. The following table shows the breakdown of AEGON USA’s RMBS available-for-sale portfolio*.

In million EUR	AAA	AA	A	BBB	<BBB	Amortized Cost	Fair Value	Unrealized Gain/(Loss)

GSE guaranteed	1,568	—	—	—	—	1,568	1,592	24
Prime Jumbo	74	8	110	16	143	351	331	(20)
Alt-A	27	—	—	11	533	571	583	12
Negative Amortization Floaters 143		27	53	58	673	954	682	(272)
Reverse Mortgage RMBS	105	—	—	219	—	324	285	(39)

Total RMBS	1,917	35	163	304	1,349	3,768	3,473	(295)

Of which insured	—	—	—	1	8	9	10	1

In million EUR		SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Amortized Cost	Fair Value	Unrealized Gain/(Loss)

GSE guaranteed		—	1,568	—	—	1,568	1,592	24
Prime Jumbo		171	156	17	7	351	331	(20)
Alt-A		384	186	1	—	571	583	12
Negative Amortization Floaters		914	21	—	19	954	682	(272)
Reverse Mortgage RMBS		—	324	—	—	324	285	(39)

Total RMBS		1,469	2,255	18	26	3,768	3,473	(295)

Of which insured		—	1	—	8	9	10	1

[1]	SSNR - super senior
[2]	SNR - senior
[3]	Mezz - mezzanine
[4]	SSUP - senior support
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

RMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios. Our RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within our modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 1% to 25% with a weighted average of approximately 5.2%, assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 82.3%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 50.3%.

Once the entire pool is modeled, the results are closely analyzed by our asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on RMBS is EUR 447 million, of which EUR 392 million relates to positions of AEGON USA, and the total net unrealized loss on RMBS is EUR 270 million, of which EUR 295 million relates to positions of AEGON USA. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007. Even with the stabilization over the past two years, fundamentals in RMBS continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

Alt-A Mortgages

AEGON’s RMBS portfolio includes exposure to securitized home loans classified as Alt-A. This portfolio totals EUR 583 million at June 30, 2011, with net unrealized gains on this portfolio of EUR 12 million. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage-backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, approximately two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceeded the subordination requirements of AAA-rated securities at origination. The table below summarizes the credit quality and the vintage year of the available-for-sale Alt-A mortgage securities*.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

2004 & Prior	26	—	—	9	12	47	48	1
2005	1	—	—	2	88	91	95	4
2006	—	—	—	—	128	128	133	5
2007	—	—	—	—	205	205	209	4
2008	—	—	—	—	100	100	98	(2)

Total	27	—	—	11	533	571	583	12

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Negative Amortization (Option ARMs) Mortgages

As part of AEGON’s RMBS portfolio, AEGON holds EUR 682 million of securitized Negative Amortization mortgages with net unrealized losses of EUR 272 million at June 30, 2011. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s portfolio of securitized exposure to negative amortization mortgages is primarily invested in super-senior securities. The table below summarizes the credit quality and the vintage year of the available-for-sale negative amortization (Option ARMs) securities*.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

2004 & Prior	—	—	15	—	8	23	16	(7)
2005	111	20	38	58	95	322	230	(92)
2006	32	—	—	—	315	347	267	(80)
2007	—	7	—	—	238	245	156	(89)
2008	—	—	—	—	17	17	13	(4)

Total	143	27	53	58	673	954	682	(272)

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

AEGON’s RMBS portfolio also includes securities issued by a GSE, and securities collateralized by prime jumbo loans and reverse mortgages. The fair value of these securities is EUR 1,592 million, EUR 331 million and EUR 285 million with net unrealized gains/(losses) of EUR 24 million, EUR (20) million and EUR (40) million, respectively. These amounts are not included in AEGON’s Alt-A and Negative Amortization portfolio tables above.

There is one individual issuer rated below investment grade in this RMBS sub-sector which have unrealized loss position greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating*	Aging of Unrealized Loss
American Home Mtge 2007-5	Negative Amortization	59	(48)	CCC	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

For this RMBS holding, the underlying collateral pool has experienced higher than expected delinquencies and losses due to the deterioration in the overall housing market the past few years. This has led to the underlying collateral pool on this holding receiving reduced cash flows in comparison to expectations at origination. This has resulted in a loss to the subordinated securities on this deal, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection provided by the subordination of this security, cash flow modeling continues to indicate full recovery of principal and interest.

There are no other individual issues rated below investment grade in the RMBS sector which has an unrealized loss positions greater than EUR 25 million.

Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches. As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2011.

Commercial mortgage-backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 6,131 million of commercial mortgage-backed securities (CMBS), of which EUR 5,755 million is held by AEGON USA, EUR 351 million by AEGON UK and EUR 25 million by AEGON The Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts. The breakdown by vintage and quality of the available-for-sale CMBS exposure of AEGON USA is as follows:

CMBS* by Vintage and Rating**

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

2004 & Prior	920	172	50	12	41	1,195	1,203	8
2005	558	25	151	34	9	777	794	17
2006	1,213	90	135	27	44	1,509	1,549	40
2007	940	76	376	108	91	1,591	1,618	27
2008	128	69	106	—	—	303	290	(13)
2009	65	5	—	—	—	70	74	4
2010	182	2	—	—	—	184	184	—
2011	43	—	—	—	—	43	43	—

Total CMBS	4,049	439	818	181	185	5,672	5,755	83

*	Includes CMBS and CDOs backed by commercial real estate (CRE) & CMBS
**	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

CMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios by our CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach to modeling. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON will impair a particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on CMBS is EUR 173 million, of which EUR 171 million relates to positions of AEGON USA, and the total net unrealized gain on CMBS is EUR 119 million, of which EUR 83 million relates to positions of AEGON USA. Despite beginning to display signs of stabilization, the commercial real estate market previously experienced a deterioration in property level fundamentals over the late 2000s, which led to an increase in CMBS loan-level delinquencies. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. The CMBS market has recently experienced several positive factors as commercial real estate fundamentals have begun to display some signs of stabilization. The pace of credit deterioration appears to be moderating as property transactions have increased and there is greater availability of financing for commercial real estate. Liquidity has improved within the CMBS market, but a broad re-pricing of risk has kept credit spreads on legacy subordinate CMBS tranches at wide levels.

There are no individual issues rated below investment grade in this sector which have unrealized loss positions greater than EUR 25 million.

Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2011.

Asset-Backed Securities

ABS – Housing

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 1,725 million of ABS-Housing securities, of which EUR 1,295 million relates to positions of AEGON USA. The gross unrealized loss on the ABS-housing securities amounts to EUR 276 million, of which EUR 275 million relates to positions of AEGON USA. ABS Housing securities are secured by pools of residential mortgages primarily those which are categorized as subprime. Additionally, AEGON USA has asset-backed securities collateralized by manufactured housing loans. The fair value of these securities is EUR 109 million with net unrealized losses of EUR 2 million. All but three positions have vintages of 2002 or prior.

ABS – Subprime Mortgage Portfolio

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON categorizes asset-backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON also categorizes asset-backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The breakdown by vintage and quality of the available-for-sale (AFS) sub-prime mortgage portfolio of AEGON USA is as follows*:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)

Sub-prime Mortgages-Fixed rate
2004 & Prior	215	41	6	5	33	300	278	(22)
2005	81	29	18	—	2	130	114	(16)
2006	12	—	—	7	44	63	66	3
2007	25	87	—	1	47	160	139	(21)
2008	—	17	—	—	—	17	12	(5)

	333	174	24	13	126	670	609	(61)

Sub-prime Mortgages-Floating rate
2004 & Prior	14	4	—	1	35	54	41	(13)
2005	42	32	—	19	9	102	86	(16)
2006	6	39	—	2	67	114	72	(42)
2007	3	16	—	4	91	114	64	(50)
2008	—	14	—	—	—	14	13	(1)

	65	105	—	26	202	398	276	(122)

Second Lien Mortgages [1]
2004 & Prior	33	3	6	21	7	70	60	(10)
2005	—	—	—	21	9	30	28	(2)
2006	—	—	8	—	51	59	60	1
2007	—	3	—	—	133	136	92	(44)
2008	—	—	—	—	—	—	—	—

	33	6	14	42	200	295	240	(55)

Total	431	285	38	81	528	1,363	1,125	(238)

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

All ABS-housing securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios. Our ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance. Loss severity assumptions were determined by observing historical rates from broader market data while being adjusted for specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within our modeling process for the ABS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 6% with a weighted average of approximately 5.2%, assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 86.9%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 65% to 103%, with a weighted average of approximately 73.4%.

Once the entire pool is modeled, the results are closely analyzed by our asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. Remaining ABS subprime mortgage positions are not considered impaired as of June 30, 2011. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007. Even with the stabilization over the past two years, fundamentals in ABS subprime mortgage continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

There is one individual issuer rated below investment grade in the ABS-housing sector which has an unrealized loss position greater than EUR 25 million.

In million EUR	Type	Collateral type		Fair Value	Unrealized Loss	Rating*	Ageing of Unrealized Loss
Soundview Hm Eq Ln 2006-OPT1	Mezzanine	Hybrid 1	st Lien	10	(31)	B	> 24 months

*	Rating based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

For the above holding in the ABS-Housing portfolio, the underlying collateral pool has experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining home values on borrowers using affordability products. This has led to the underlying collateral pools having reduced cash flows in comparison to expectations at origination. Increased losses have eroded the subordination in this security, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection provided by the subordination for this security, cash flow modeling continues to indicate full recovery of principal and interest.

There are no other individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million.

Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches. As the remaining unrealized losses in the ABS-housing portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2011.

ABS–Non-housing

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,698 million of ABS – Non-Housing securities. The total gross unrealized loss on non-housing related ABS is EUR 326 million, of which EUR 201 million relates to positions of AEGON USA, and the total net unrealized losses on ABS – Non-Housing is EUR 145 million, of which EUR 115 million relates to positions of AEGON USA. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets have been pooled together and sold in tranches with varying credit ratings.

The following table shows the breakdown of AEGON USA’s available-for-sale ABS – Non-Housing portfolio:

In million EUR	AAA	AA	A	BBB	< BBB	Cost Price	Market Value	Unrealized Gain/(Loss)

Credit Cards	879	54	209	306	7	1,455	1,498	43
Autos	328	50	—	—	37	415	425	10
Small Business Loans	68	21	62	155	61	367	295	(72)
CDOs backed by ABS,
Corp Bonds, Bank Loans	329	282	11	10	34	666	616	(50)
Other ABS	443	132	135	70	176	956	910	(46)

Total ABS Non-Housing	2,047	539	417	541	315	3,859	3,744	(115)

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Small business loans

The net unrealized loss on the ABS - small business loans is EUR 72 million. The unrealized loss in the ABS – small business loan portfolio is a function of increased credit spreads for existing positions and a lengthening of expected cash flows as refinancing activities within this sector have come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s ABS – small business loan portfolio is concentrated in senior note classes. Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s ABS – small business loan portfolio is also primarily secured by commercial real estate, with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. Positions are monitored monthly with cash flow modeling performed quarterly on all securities within the sector. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. The remaining ABS – small business loan portfolio positions are not considered impaired as of June 30, 2011.

There are no individual issuers rated below investment grade in the small business loan sector which have unrealized loss positions greater than EUR 25 million.

CDOs backed by ABS, Corporate Bonds, Bank Loans

The net unrealized loss on the CDOs backed by ABS, Corporate Bonds, and Bank Loans is EUR 50 million. CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. All of the individual debt securities have been modeled using the current collateral pool and capital structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. The remaining CDO portfolio positions are not considered impaired as of June 30, 2011.

There are no individual issuers rated below investment grade in the ABS – CDO sector which have unrealized loss positions greater than EUR 25 million.

Other ABS

The net unrealized loss on ABS – other is EUR 46 million. ABS -other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Where ratings have declined to below investment grade, the individual debt securities have been modeled. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. As the unrealized losses in the ABS – other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as June 30, 2011.

There are no individual issuers rated below investment grade in the ABS – other sector which have unrealized loss positions greater than EUR 25 million.

Financial

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. Companies within AEGON’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market. The stress on banks and financials resulting from the financial crisis has been reduced, in part due to unprecedented liquidity and capital support from major governments.

Fundamentals remain somewhat weakened, and some companies remain dependent on government support. However, funding concerns have largely abated as capital markets have reopened with the notable exception of those institutions most directly exposed to pressured sovereigns. Also, deterioration in global asset quality has slowed significantly in all but the most stressed countries. Although the push for more capital is ongoing, the sector has raised a significant amount of capital since the start of the financial crisis, creating a larger buffer to absorb credit losses. Regulators have announced programs to strengthen capital requirements for the sector as a whole as well as implement additional regulatory controls and oversight, although certain provisions and rules are not yet finalized.

Banking

The banking sub-sector in AEGON’s portfolio is large, diverse, and of high quality. The unrealized losses in the banking sub-sector primarily reflect the size of our holdings, low floating rate coupons on some securities, and credit spread widening on deeply subordinated securities. As a whole, the sub-sector has been volatile in 2010 and 2011 as sovereign debt crises in Greece and Ireland have reintroduced liquidity fears into the market and concern has grown that other peripheral European countries may need financial bail-out packages. Subordinated securities, specifically, have become even more volatile following successful attempts by the European Commission to impose “burden sharing” on the subordinated securities of those banks receiving significant state-aid as a result of the financial crisis. Furthermore, legislation introduced in Germany and Ireland gives those respective governments wide discretion to impose “burden sharing” on subordinated bondholders in order to quickly stabilize or wind-up troubled banks, and other countries will likely follow suit. While these measures have made existing subordinated securities more volatile in the near-term, new, more stringent, global legislation on capital and liquidity requirements is intended to reduce overall risk in the sector going forward. Furthermore, central banks appear committed to providing liquidity to the market and as a result asset write-downs and credit losses have diminished substantially in all but the most troubled countries.

The value of our investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as ‘Tier 1’ are typically perpetual with a noncumulative coupon that can be deferred under certain conditions. Capital securities categorized as ‘Upper Tier 2’ are generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

Amortized Cost In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Cost Price	Fair Value	Unrealized Gain/(Loss)

Hybrid	321	55	33	—	409	381	(28)
Trust preferred	588	—	29	—	617	551	(65)
Tier 1	322	222	766	34	1,344	1,183	(161)
Upper Tier 2	397	26	212	19	654	525	(129)

At June 30, 2011	1,628	303	1,040	53	3,024	2,641	(383)

There are no individual issuers rated below investment grade in this sub-sector which have unrealized losses greater than EUR 25 million.

Brokerage, Insurance and Financial Other

The unrealized losses in this sub-sector primarily reflect general spread widening on companies due to several factors. These include broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns, which has been compounded in some cases by the structure of the securities (subordination or other structural features and duration). While the sub-sector has some exposure to the US residential mortgage market, the issuers are highly diversified and of high quality. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2011.

There are no individual issuers rated below investment grade in the brokerage, insurance, and financial other sub-sectors which have unrealized loss positions greater than EUR 25 million.

Sovereign

AEGON Americas, AEGON The Netherlands and AEGON UK’s government issued available-for-sale debt securities include Dutch government bonds and US Treasury, agency and state bonds. All of the issuers in the sovereign sector continue to make payments in accordance with the original bond agreements. The issuer identified as having the largest unrealized loss in this sector was US Treasury. AEGON’s exposure is large and the gross dollar amount of unrealized losses is also large. The vast majority of the unrealized losses in the sovereign sector relate to changes in the risk free interest rate. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of June 30, 2011.

There are no individual issuers rated below investment grade in this sector which have an unrealized loss position greater than EUR 25 million.

Included in our available-for-sale debt securities and money market investments are EUR 949 million (December 31, 2010: EUR 1,250 million) of exposures to central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of these exposures.

Exposure to central governments of European peripheral countries	June 30, 2011		Dec. 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	13	9	33	32
Italy	89	85	114	112
Ireland	32	24	37	32
Greece	4	4	58	45
Spain	811	745	1,008	904

Total	949	867	1,250	1,125

Unrealized Loss by Maturity

The table below shows the composition by maturity of all debt securities in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2011.

Maturity Level

In million EUR

	Carrying value of securities with gross unrealized losses	Gross unrealized losses

One year or less	2,111	(47)
Over 1 thru 5 years	5,478	(287)
Over 5 thru 10 years	5,714	(421)
Over 10 years	12,191	(1,581)

Total	25,494	(2,336)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of debt securities in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2011.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized Losses

Treasury Agency	5,118	(187)
AAA	3,852	(218)
AA	2,448	(252)
A	6,242	(434)
BBB	5,250	(477)
BB	1,264	(249)
B	746	(258)
Below B	574	(261)

Total	25,494	(2,336)

The table below provides the length of time a security has been below cost and the respective unrealized loss at June 30, 2011.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss

0 – 6 months	9,055	568	(202)	(26)
6 – 12 months	4,706	110	(265)	(15)
> 12 months	9,145	1,910	(1,101)	(727)

Total	22,906	2,588	(1,568)	(768)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

In million EUR	Carrying value of debt securities with gross unrealized losses	Gross unrealized losses

CV 70-100% of amortized cost	561	(20)
CV 40-70% of amortized cost	7	(6)
CV < 40 % of amortized cost	—	—

0-6 months	568	(26)

CV 70-100% of amortized cost	109	(15)
CV 40-70% of amortized cost	1	—
CV < 40 % of amortized cost	—	—

6-12 months	110	(15)

CV 70-100% of amortized cost	39	(5)
CV 40-70% of amortized cost	24	(14)
CV < 40 % of amortized cost	—	—

12-24 months	63	(19)

CV 70-100% of amortized cost	1,232	(211)
CV 40-70% of amortized cost	562	(374)
CV < 40 % of amortized cost	53	(123)

> 24 months	1,847	(708)

Total	2,588	(768)

Realized gains and losses on debt securities of AEGON Americas, AEGON The Netherlands and AEGON UK for the six months ended June 30, 2011:

In million EUR	Gross realized gains	Gross realized losses

Debt securities	373	(156)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Time period	0 - 12 months	>12 months	Total
In million EUR
Debt securities	(99)	(57)	(156)

Impairment losses and recoveries

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the 6 month period ended June 30, 2011 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

In million EUR	(Impairment)/ Recovery

Impairments:
Countrywide Alt Ln 2006-OA10	(35)
GSR Mtg Ln Tr 2007-OA1 2A3A	(27)
Bank of Ireland	(29)
Other	(104)

Sub-total	(195)

Recoveries:
Other recoveries	42

Sub-total	42

Total	(153)

Net impairments during the first six months of 2011 totaled EUR 153 million, including EUR 18 million related to subprime mortgage asset-backed securities and a further EUR 101 million to prime/near prime residential mortgage-backed securities, both in the Americas.

A EUR 35 million loss was realized in 2011 on Countrywide Alt Ln 2006-OA10. The debt represents a beneficial interest in a portfolio of pooled US Alt-A mortgages. The pool contains a large concentration of mortgages in states experiencing a significant decline in home values. While the deal continued paying full principal and interest payments during the first half of 2011, deterioration in the housing markets triggered an adverse change in cash flows on two of our tranches. The securities were impaired to fair value in the first quarter due to adverse changes in projected cash flows.

A EUR 27 million loss was realized in 2011 on GSR Mtg Ln Tr 2007-OA1 2A3A. The debt represents a beneficial interest in a portfolio of pooled US Alt-A mortgages. The pool contains a large concentration of mortgages in states experiencing a significant decline in home values. While the deal continued paying full principal and interest payments during the first half of 2011, deterioration in the housing markets triggered an adverse change in cash flows on our tranche. The security was impaired to fair value in the second quarter due to adverse changes in projected cash flows.

A EUR 29 million loss was realized in 2011 on Bank of Ireland. The Bank of Ireland holding was impaired as a result of the announcement of a coercive tender/equity conversion offer during the second quarter of 2011. After the annoucement of the tender/equity conversion offer our holding was sold in the market crystallising the loss, however a price slightly above the tender offer was received.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined as an unrealized loss position for more than 6 months or a fair value of less than 80% of the original cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment. If an available-for-sale equity security is impaired based upon AEGON’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon AEGON’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 3 million of impairment charges for the six months period ended June 30, 2011 for AEGON Americas, AEGON The Netherlands and AEGON UK.

As of June 30, 2011, there are EUR 239 million of gross unrealized gains and EUR 11 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

Shares	692	920	228	831	239	89	(11)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2011 and December 31, 2010 is presented in the table below.

Unrealized losses–shares

	June 30, 2011		December 31, 2010
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses

Communication	4	—	31	(1)
Consumer cyclical	3	(1)	2	—
Consumer non-cyclical	1	—	2	—
Financials	43	(9)	26	(10)
Funds	35	(1)	—	—
Industries	—	—	1	—
Technology	—	—	—	—
Other	3	—	5	—

Total	89	(11)	67	(11)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in the first six months of 2011.

	0 - 12 months	> 12 months	Total
In million EUR

Shares	3	—	3

There were no issuers with impairments above EUR 25 million.

v	Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use or fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use or fair value less costs for each of AEGON’s identified cash-generating units. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates.

vi	Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

vii	Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

viii	Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

ix	Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

x	Non-consolidated group companies

All Group Companies are consolidated.

2.3 Results of Operations – first six months 2011 compared to first six months 2010

	Six months ended June 30
In million EUR	2011	2010*	%

Underlying earnings before tax
Americas	672	735	(9)
The Netherlands	155	201	(23)
United Kingdom	22	50	(56)
New Markets	116	86	35
Holding and other	(150)	(143)	(5)

Underlying earnings before tax	815	929	(12)

Fair value items	(108)	(13)	—
Realized gains/(losses) on investments	295	274	8
Impairment charges	(162)	(227)	29
Other income/(charges)	(19)	(37)	49
Run-off businesses	32	(28)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	853	898	(5)

Income tax from certain proportionately consolidated associates included in income before tax	7	5	40
Income tax	(122)	(113)	(8)
Of which income tax from certain proportionately consolidated associates	(7)	(5)	(40)

Net income	731	785	(7)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	730	784	(7)
Non-controlling interests	1	1	—

Net underlying earnings	672	695	(3)

Commissions and expenses	3,013	2,961	2
of which operating expenses	1,684	1,653	2

New life sales
Life single premiums	2,915	3,841	(24)
Life recurring premiums annualized	640	673	(5)

Total recurring plus 1/10 single	932	1,057	(12)

New life sales
Americas	217	241	(10)
The Netherlands	105	103	2
United Kingdom	464	573	(19)
New Markets	146	140	4

Total recurring plus 1/10 single	932	1,057	(12)

New premium production accident and health insurance	304	296	3
New premium production general insurance	27	29	(7)

Gross deposits (on and off balance sheet)
Americas	10,643	10,556	1
The Netherlands	904	1,367	(34)
United Kingdom	36	55	(35)
New Markets	2,509	3,380	(26)

Total gross deposits	14,092	15,358	(8)

*	Comparative numbers have been revised to reflect the inclusion of BOLI/COLI and life reinsurance in run-off businesses as of 2011, refer to note 3.1.

	Six months ended June 30
In million EUR	2011	2010	%

Net deposits (on and off balance sheet)
Americas	193	1,293	(85)
The Netherlands	(228)	122	—
United Kingdom	16	39	(59)
New Markets	(4,206)	308	—

Total net deposits excluding run-off businesses	(4,225)	1,762	—
Run-off businesses	(1,407)	(4,059)	65

Total net deposits	(5,632)	(2,297)	(145)

Revenues geographically first six months 2011

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holdings and other activities	Eliminations	Non-IFRS Total	Associate eliminations	Total IFRS based

Total life insurance gross premiums	3,066	2,354	3,510	668	—	—	9,598	(225)	9,373
Accident and health insurance premiums	875	149	—	45	—	—	1,069	(1)	1,068
General insurance premiums	—	259	—	78	—	—	337	—	337

Total gross premiums	3,941	2,762	3,510	791	—	—	11,004	(226)	10,778
Investment income	1,850	1,069	1,208	119	132	(129)	4,249	(39)	4,210
Fees and commission income	519	174	73	233	—	(111)	888	—	888
Other revenues	1	—	—	1	2	—	4	—	4

Total revenues	6,311	4,005	4,791	1,144	134	(240)	16,145	(265)	15,880

Number of employees, including agent-employees	12,615	4,921	3,834	4,838	323		26,351

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of our associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that senior management uses in managing the business.

Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Net income

Net income for the first six months of 2011 decreased to EUR 731 million. Higher net income for the Americas and New Markets, was offset by lower net income for the Netherlands and the United Kingdom.

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 815 million for the first six months of 2011. The decline compared with the same period last year was mainly due to unfavorable currency exchange rates, higher provisioning for longevity in the Netherlands and charges related to the customer redress program in the United Kingdom. Underlying earnings from the Americas decreased to EUR 672 million. Consistent with AEGON’s strategy, earnings from fee-based businesses grew during the first six months of 2011, however, they were more than offset by lower earnings from product spreads and a weaker US dollar against the Euro. In the Netherlands, underlying earnings decreased to EUR 155 million as a result of higher provisioning for longevity of EUR 47 million and investments in developing new distribution capabilities. AEGON expects to make additional provisions on average EUR 20 million per quarter in 2011 in addition to previous levels of provisioning. In the United Kingdom, underlying earnings declined to EUR 22 million. The decrease was mainly due to charges of EUR 39 million related to an ongoing program to correct historical issues within customer policy records. Underlying earnings from New Markets increased to EUR 116 million driven mainly by growth in Central & Eastern Europe and AEGON Asset Management. Higher funding costs and increased expenses related to the preparation for implementation of Solvency II increased costs for the holding company to EUR 150 million in the first six months of 2011.

Fair value items

In the first six months of 2011, fair value items recorded a loss of EUR 108 million. An improvement in the Americas related to strong results from real estate and private equity was more than offset by an exceptional loss on strategic allocation funds in the Netherlands. In addition, results related to the interest rate hedging program in the Netherlands contributed less than in the comparable period in 2010.

Realized gains on investments

Realized gains on investments increased to EUR 295 million for the first six months of 2011 and were the result of normal trading in the investment portfolio and a reallocation of equities into fixed income in the Netherlands.

Impairment charges

Impairment charges improved considerably to EUR 162 million for the first six months of 2011 and were linked to residential mortgage-backed securities in the United States and the result of exchange offers on specific European bank holdings in the United Kingdom.

Other charges

Other charges amounted to EUR 19 million for the first six months of 2011 and are mostly related to the annual Hungarian bank tax of EUR 20 million and restructuring charges in the United Kingdom (EUR 23 million), the Netherlands (EUR 18 million) and New Markets (EUR 9 million). These charges are partly offset by a EUR 37 million benefit related to the settlement of legal claims and UK policyholder tax with an equal and opposite charge in the tax income line.

Run-off businesses

As of the first quarter of 2011, AEGON’s run-off line of business in the Americas comprises the institutional spread-based business, structured settlement pay-out annuities, BOLI/COLI and life reinsurance. The results of the combined run-off businesses for the first six months of 2011 increased to EUR 32 million, mainly as a result of a lower amortization yield paid on internally transferred assets related to the institutional spread-based business, favorable mortality results in the pay-out annuities block of business and strong BOLI/COLI earnings.

Income tax

Tax charges for the first six months of 2011 amounted to EUR 122 million. These charges included EUR 21 million in tax benefits related to cross-border intercompany reinsurance transactions and one-time tax credits in the United States and the United Kingdom totaling EUR 38 million.

Operating expenses

Operating expenses for the first six months of 2011 increased 2% to EUR 1,684 million. At constant currencies and excluding restructuring charges and employee benefit plans, operating expenses remained level.

Sales

AEGON’s total sales decreased 8% to EUR 2.7 billion for the first six months of 2011. New life sales declined 12% mainly as a result of lower production in the United Kingdom and the Americas following repricing of products, only partly offset by growth in Central & Eastern Europe and the Netherlands. Strong variable annuity and stable value deposits in the United States were more than offset by the effects of a weaker US dollar, lower asset management inflows and less savings account deposits in the Netherlands.

Capital management

At June 30, 2011, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 15.9 billion, equivalent to 73% of the company’s total capital base. The decline from the year-end 2010 was mainly due to the repurchase of EUR 1.5 billion of convertible core capital securities from the Dutch State, related premium of EUR 750 million and unfavorable currency movements, partly offset by net income of EUR 0.7 billion and an equity issue of EUR 0.9 billion in February 2011. AEGON targets the proportion of core capital to be at least 75% of total capital by the end of 2012.

Shareholders’ equity declined compared with year-end 2010 at EUR 16.8 billion as net income and the proceeds of the share issue were offset by the premium paid on the repurchase of the final tranche of convertible core capital securities from the Dutch State in addition to unfavorable currency movements.

The revaluation reserves at June 30, 2011 remained level compared with year-end 2010 at EUR 1 billion.

AEGON aims to maintain at least 1.5 times holding expenses as a buffer at the holding, equivalent to approximately EUR 900 million. During the first six months of 2011, excess capital in the holding decreased to EUR 1 billion as a result of a EUR 2.25 billion payment to the Dutch State only partly offset by dividends received from the company’s operating units and an equity issue of EUR 0.9 billion.

At June 30, 2011, AEGON’s Insurance Group Directive (IGD) ratio amounted to approximately 200%.

Cash flows

AEGON aims to deliver sustainable cash flows and has announced its intention to improve operational free cash flow from its 2010 normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015. AEGON’s subsidiaries generated EUR 1,103 million in operational cash flows during the first half of 2011. After deduction of EUR 556 million for investments in new business, operational free cash flow totaled EUR 547 million for the first six months of 2011.

ii AMERICAS

	Six months ended June 30
In million	2011 USD	2010 USD*	%	2011 EUR	2010 EUR*	%
Underlying earnings before tax by line of business
Life and protection	389	435	(11)	278	328	(15)
Fixed annuities	167	246	(32)	119	185	(36)
Variable annuities	180	119	51	128	90	42
Retail mutual funds	12	—	—	9	—	—
Individual savings and retirement products	359	365	(2)	256	275	(7)
Employer solutions & pensions	164	148	11	117	112	4
Canada	30	26	15	21	19	11
Latin America	1	2	(50)	0	1	—

Underlying earnings before tax	943	976	(3)	672	735	(9)

Fair value items	(89)	(159)	44	(64)	(119)	46
Realized gains/(losses) on investments	106	54	96	76	41	85
Impairment charges	(156)	(264)	41	(111)	(200)	45
Other income/(charges)	(5)	(140)	96	(3)	(105)	97
Run-off businesses	45	(37)	—	32	(28)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	844	430	96	602	324	86
Income tax from certain proportionately consolidated associates included in income before tax	3	—	—	2	—	—
Income tax	(143)	42	—	(102)	32	—
Of which income tax from certain proportionately consolidated associates	(3)	—	—	(2)	—	—

Net income	701	472	49	500	356	40

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	701	472	49	500	356	40

Net underlying earnings	714	719	(1)	509	541	(6)

Commissions and expenses	2,419	2,316	4	1,725	1,743	(1)
of which operating expenses	994	985	1	709	742	(4)

New life sales
Life single premiums	225	457	(51)	160	344	(53)
Life recurring premiums annualized	282	274	3	201	207	(3)

Total recurring plus 1/10 single	305	320	(5)	217	241	(10)

Life and protection	235	255	(8)	167	192	(13)
Employer solutions & pensions	13	12	8	9	9	—
Canada	35	31	13	25	24	4
Latin America	22	22	—	16	16	—

Total recurring plus 1/10 single	305	320	(5)	217	241	(10)

New premium production accident and health insurance	400	364	10	286	273	5

*	Comparative numbers have been revised to reflect the inclusion of BOLI/COLI and Life reinsurance in run-off businesses as of 2011, refer to note 3.1.

	Six months ended June 30
In million	2011 USD	2010 USD	%	2011 EUR	2010 EUR	%
Gross deposits (on and off balance sheet) by line of business
Life & protection	6	6	—	4	4	—
Fixed annuities	154	309	(50)	110	233	(53)
Variable annuities	2,580	1,837	40	1,840	1,383	33
Retail mutual funds	1,540	1,933	(20)	1,098	1,456	(25)
Individual savings & retirement products	4,274	4,079	5	3,048	3,072	(1)
Employer solutions & pensions	10,467	9,528	10	7,463	7,175	4
Canada	180	404	(55)	128	305	(58)

Total gross deposits	14,927	14,017	6	10,643	10,556	1

Net deposits (on and off balance sheet) by line of business
Life & protection	(24)	(27)	11	(17)	(20)	15
Fixed annuities	(1,611)	(1,196)	(35)	(1,149)	(900)	(28)
Variable annuities	691	194	256	493	146	238
Retail mutual funds	(55)	775	—	(39)	583	(7)
Individual savings & retirement products	(975)	(227)	330	(695)	(171)	(306)
Employer solutions & pensions	1,533	2,650	(42)	1,093	1,995	(45)
Canada	(263)	(679)	(61)	(188)	(511)	63

Total net deposits excluding run-off businesses	271	1,717	(84)	193	1,293	(85)
Run-off businesses	(1,974)	(5,390)	63	(1,407)	(4,059)	65

Total net deposits	(1,703)	(3,673)	54	(1,214)	2,766	—

Exchange rates

	Weighted average rate Six months ended June 30		Closing rate as of
			June 30,	Dec. 31,
Per 1 EUR	2011	2010	2011	2010

USD	1.4025	1.3279	1.4499	1.3362
CAD	1.3689	1.3725	1.3993	1.3322

Net income

Net income from AEGON’s operations in the Americas increased to USD 701 million, an improvement compared to last year.

Lower underlying earnings and higher tax charges that were more than offset by improved results from fair value items, higher realized gains on investments, substantially lower impairments and a positive contribution from run-off businesses. In addition the first six months of 2010 included a one-time charge of USD 140 million for settlement of a dispute related to a BOLI policy in the United States.

The underperformance in fair value items totaled USD 89 million, a considerable improvement compared with the first six months of last year. This is mainly a result of lower interest rates and increased equity market volatility during the first six months of 2011.

During the first six months of 2011, realized gains on investments amounted to USD 106 million as a result of normal trading activity.

Net impairments decreased to USD 156 million in the first six months of 2011 and were largely linked to residential mortgage-backed securities.

As of 2011, AEGON’s run-off businesses in the Americas comprised of the institutional spread-based business, structured settlement pay-out annuities, BOLI/COLI and life reinsurance. The latter two have been included for the first time in 2011. The results of the combined run-off businesses increased to USD 45 million, mainly as a result of a lower amortization yield paid on internally transferred assets related to the institutional spread-based business and favorable mortality results in the pay-out annuities block of business.

Net income from AEGON’s operations in the Americas included a tax expense for the first six months of 2011 of USD 143 million, compared to a benefit of USD 42 million in the first six months of 2010. Primarily due to declined tax benefits related to cross-border intercompany reinsurance treaties (2011: USD 29 million benefit; 2010: USD 94 million benefit), in part offset by a favorable tax settlement of USD 20 million in 2011.

Underlying earnings before tax

•

AEGON reported underlying earnings before tax in the Americas for the first six months of 2011 of USD 943 million, a decrease from underlying earnings before tax of USD 976 million in the first six months of 2010.

•	Underlying earnings before tax from Life & Protection in the Americas decreased to USD 389 million, mainly due to unfavorable mortality and lower spreads.

•

Individual Savings & Retirement underlying earnings before tax decreased to USD 359 million as fixed annuity earnings decreased to USD 167 million as a result of lower spreads and declining asset balances. Variable annuity earnings increased to USD 180 million as a result of continued strong net inflows and higher asset balances. Retail mutual funds’ earnings also increased as a result of higher account balances and amounted to USD 12 million.

•

Employer Solutions & Pensions underlying earnings before tax increased to USD 164 million as a result of continued growth in the retirement business and substantial rate increases for synthetic guaranteed investment contracts.

•	Underlying earnings before tax from AEGON’s operations in Canada amounted to USD 30 million and included a deferred acquisition cost true-up benefit of USD 7 million.

Operating expenses

Operating expenses increased to USD 994 million. Cost reductions and lower expenses related to IT systems and software were more than offset by higher employee benefit plan expenses, growth of mainly the Employer Solutions & Pensions business and Transamerica branding initiatives.

Sales

New life sales decreased 5% compared with the first six months of 2010 to USD 305 million. Growth in recurring premium sales through the agency channel was offset by the discontinuance of single premium universal life sales in the bank channel during the second six months of 2010, which are no longer profitable in the current interest rate environment, as well as the re-pricing of certain universal life products this year to reflect the current interest rate environment. New premium production for Accident and Health products increased to USD 400 million.

Gross deposits excluding run-off businesses increased 6% to USD 14.9 billion as a result of higher fee-based deposits. In addition to organic growth in traditional distribution channels, the introduction during the first quarter of the year of a new variable annuity rider, Retirement Income Max, drove strong variable annuity deposits in the first six months of 2011. Stable value and retirement plan deposits also continued to be strong in the first six months of 2011. Net deposits, excluding run-off businesses, totaled USD 271 million as pension and variable annuity inflows offset outflows from fixed annuities in the United States. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning.

iii THE NETHERLANDS

	Six months ended June 30
In million EUR	2011	2010	%

Underlying earnings before tax by line of business
Life and Savings	98	81	21
Pensions	38	76	(50)
Non life	5	26	(81)
Distribution	10	17	(41)
Share in underlying earnings before tax of associates	4	1	—

Underlying earnings before tax	155	201	(23)

Fair value items	(58)	159	—
Realized gains/(losses) on investments	177	119	49
Impairment charges	(5)	(7)	29
Other income/(charges)	(19)	33	—

Income before tax	250	505	(50)
Income tax	(42)	(112)	63

Net income	208	393	(47)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	208	393	(47)

Net underlying earnings	133	134	(1)

Commissions and expenses	550	527	4
of which operating expenses	390	364	7

New life sales
Life single premiums	674	638	6
Life recurring premiums annualized	37	40	(8)

Total recurring plus 1/10 single	105	103	2

Life and Savings	51	48	6
Pensions	54	55	(2)

Total recurring plus 1/10 single	105	103	2

New premium production accident and health insurance	14	15	(7)
New premium production general insurance	15	14	7

Gross deposits (on and off balance sheet) by line of business
Life and Savings	824	1,217	(32)
Pensions	80	150	(47)

Total gross deposits	904	1,367	(34)

Net deposits (on and off balance sheet) by line of business
Life and Savings	(255)	132	—
Pensions	27	(10)	—

Total net deposits	(228)	122	—

Net income

Net income from AEGON’s businesses in the Netherlands decreased to EUR 208 million. Fair value items amounted to a negative EUR 58 million, the result mainly of an exceptional loss on strategic allocation funds. Realized gains on investments totaled EUR 177 million for the first six months of 2011 and were primarily a result of a reallocation of equities into fixed income. Other charges of EUR 19 million related to the restructuring of AEGON’s bank and distribution businesses. The reorganization is expected to save EUR 20 million per annum in costs when completed.

Underlying earnings before tax

Underlying earnings from AEGON’s operations in the Netherlands decreased to EUR 155 million as higher results in Life & Savings were more than offset by higher provisioning for longevity in Pensions and a decline in Non-life results.

•

Earnings from AEGON’s Life & Savings operations in the Netherlands were up on 2010 and amounted to EUR 98 million driven by favorable mortality and a higher contribution from mortgages compared to the first six months of 2010.

•

Earnings from the Pension business declined to EUR 38 million primarily due to higher provisioning for longevity of EUR 47 million. AEGON expects to additionally provision approximately EUR 20 million on average per quarter in 2011.

•	Earnings from Non-life were nil, a decrease from the comparable period of 2010 as a result of higher claims and investments made in the business to increase efficiency.

•	The Distribution businesses recorded a gain of EUR 10 million, while associates contributed EUR 4 million.

Operating expenses

Operating expenses increased to EUR 390 million in the first six months of 2011, mainly as a result of restructuring charges and investments in the further development of new distribution capabilities.

Sales

New life sales increased 2% to EUR 105 million during the first six months of 2011. Individual life sales increased to EUR 51 million driven by mortgage-related product sales. Pension sales were slightly lower than in the comparable period last year as the market is waiting for a final outcome of the pension agreement in the country and pricing became more competitive in this market. AEGON was one of the first parties to adjust its pricing policy to reflect updated mortality tables.

Premium production for accident & health and non-life products amounted to EUR 29 million and remained level compared with the first six months of 2010.

Gross deposits decreased to EUR 904 million as AEGON offered less competitive interest rates on savings accounts. Following the transfer of activities, third-party pension deposits are included in AEGON Asset Management’s gross deposits from the second quarter of 2011.

iv UNITED KINGDOM

		Six months ended June 30
In million	2011 GBP	2010 GBP	%	2011 EUR	2010 EUR	%
Underlying earnings before tax by line of business
Life	38	33	15	44	38	16
Pensions	(16)	14	—	(18)	16	—
Distribution	(3)	(4)	35	(4)	(4)	—

Underlying earnings before tax	19	43	(56)	22	50	(56)

Fair value items	(1)	(9)	89	(1)	(11)	91
Realized gains/(losses) on investments	35	5	—	40	6	—
Impairment charges	(35)	(8)	—	(40)	(9)	—
Other income/(charges)[1]	(4)	40	—	(5)	46	—

Income before tax	14	71	(80)	16	82	(80)
Income tax attributable to policyholder return	(16)	(40)	60	(18)	(47)	62

Income before income tax on shareholders return	(2)	31	—	(2)	35	—
Income tax on shareholders return	33	13	154	38	15	153

Net income	31	44	(30)	36	50	(28)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	31	44	(30)	36	50	(28)

Net underlying earnings	47	53	(11)	54	61	(11)

Commissions and expenses	365	351	4	421	403	4
of which operating expenses	207	190	9	239	218	10

New life sales[2]
Life single premiums	1,552	2,189	(29)	1,790	2,517	(29)
Life recurring premiums annualized	247	279	(11)	285	321	(11)

Total recurring plus 1/10 single	402	498	(19)	464	573	(19)

Life	31	49	(37)	36	57	(36)
Pensions	371	449	(17)	428	516	(17)

Total recurring plus 1/10 single	402	498	(19)	464	573	(19)

Gross deposits (on and off balance sheet) by line of business
Variable annuities	31	48	(35)	36	55	(35)

Total gross deposits	31	48	(35)	36	55	(35)

Net deposits (on and off balance sheet) by line of business
Variable annuities	14	34	(59)	16	39	(59)

Total net deposits	14	34	(59)	16	39	(59)

[1]

Included in other income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30, 2011	Dec. 31, 2010
Per 1 EUR	2011	2010

GBP	0.8670	0.8696	0.9031	0.8608

Net income

Net income for the first six months of 2011 declined to GBP 31 million, mainly as lower underlying earnings and higher impairments were only partly offset by better results on fair value items and higher gains on investments. Gains on investments amounted to GBP 35 million as a result of a continuing shift from corporate bonds into gilts. Impairments in the first six months of 2011 increased to GBP 35 million as a result of exchange offers on specific holdings of European banks. A reduction in the corporate tax rate in the United Kingdom had a positive impact on deferred tax and led to a tax benefit of GBP 20 million. Net income also contained a charge of GBP 20 million related to the restructuring of AEGON’s operations in the United Kingdom.

Underlying earnings before tax

In the United Kingdom, underlying earnings before tax decreased to GBP 19 million. This is mainly the result of charges relating to the customer redress program and expenses related to the execution of this program, the development of new product propositions and expenses related to regulatory changes. These exceptional expenses are expected to continue throughout the remainder of 2011.

•	Earnings from Life increased to GBP 38 million, mainly as a result of cost reductions.

•

Pensions recorded a loss of GBP 16 million as the benefits from further business growth and improved market conditions were more than offset by charges of GBP 33 million relating to the customer redress program and investments of GBP 10 million in the development of new propositions.

•	Distribution recorded a loss of GBP 3 million, level with the results in the same period in 2010.

In May 2009, AEGON began the implementation of a program to identify and correct historical issues within its customer policy records. The immediate priority of the program has been to deal with issues that resulted in financial detriment and to return affected customers to the financial position they would have been in had the issue not occurred. The program of determining the full scope of customer redress is expected to continue throughout the remainder of the year and could lead to additional charges. AEGON is on track to resolve all issues and expects to have repaid the majority of the customer detriment by the end of 2011.

Operating expenses

Operating expenses increased to GBP 207 million mainly driven by charges relating to the restructuring program (GBP 20 million), as well as investments in the new proposition development (GBP 10 million). The restructuring aims to reduce operating expenses by 25%, or GBP 80-85 million by the end of 2011. To date, AEGON has enacted cost savings of GBP 58 million. Operating expenses in the first six months of 2011 also include expenses of GBP 10 million relating to the execution of the customer redress program.

Sales

New life sales decreased to GBP 402 million during the first six months of 2011 as a result of a planned decrease in sales of individual pensions, new group schemes and annuities following repricing, partially offset by an increase in group pension new entrants.

v New Markets

In million EUR	Six months ended June 30
	2011	2010	%
Underlying earnings before tax
Central Eastern Europe	55	46	20
Asia	(19)	(17)	(12)
Spain & France	43	39	10
Variable Annuities Europe	5	(1)	—
AEGON Asset Management	32	19	68

Underlying earnings before tax	116	86	35

Fair value items	(3)	(1)	(200)
Realized gains/(losses) on investments	2	11	(82)
Impairment charges	(6)	(11)	45
Other income/(charges)	8	(11)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	117	74	58

Income tax from certain proportionately consolidated associates included in income before tax	5	5	—
Income tax	(36)	(22)	(64)
Of which income tax from certain proportionately consolidated associates	(5)	(5)	—

Net income	81	52	56

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	80	51	57
Non-controlling interests	1	1	—

Net underlying earnings	85	62	37

Commissions and expenses	355	344	3
of which operating expenses	273	260	5

New life sales
Life single premiums	291	342	(15)
Life recurring premiums annualized	117	106	10

Total recurring plus 1/10 single	146	140	4

Life	126	119	6
Associates	20	21	(5)

Total recurring plus 1/10 single	146	140	4

Central Eastern Europe	57	43	33
Asia	18	19	(5)
Spain & France	71	78	(9)

Total recurring plus 1/10 single	146	140	4

New premium production accident and health insurance	4	8	(50)
New premium production general insurance	12	15	(20)

Gross deposits (on and off balance sheet)
Central Eastern Europe	349	475	(27)
Asia	18	35	(49)
Spain & France	19	56	(66)
Variable Annuities Europe	290	363	(20)
AEGON Asset Management	1,833	2,451	(25)

Total gross deposits	2,509	3,380	(26)

Net deposits (on and off balance sheet)
Central Eastern Europe	(1,864)	218	—
Asia	15	34	(56)
Spain & France	(54)	29	—
Variable Annuities Europe	89	126	(29)
AEGON Asset Management	(2,392)	(99)	—

Total net deposits	(4,206)	308	—

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the New Markets segment, and which do not report in EUR, are summarized in the table below.

Per 1 EUR	Six months ended June 30,
	2011	2010

Czech Republic Krona (CZK)	24.3257	25.6983
Hungarian Forint (HUF)	269.1087	271.2520
Indian Rupee (INR)	62.9175	60.5248
New Turkish Lira (TRY)	2.2051	2.0208
Polish Zloty (PLN)	3.9491	3.9995
Ren Min Bi Yuan (CNY)	9.2443	9.0945
Romanian Leu (RON)	4.1767	4.1462

Net income

Net income from New Markets increased in the first six months of 2011 to EUR 81 million. Lower realized gains were more than offset by declining impairment charges and lower other charges. Impairments in 2011 were mainly related to mortgages sold in Hungary. Other charges included the 2011 full-year bank tax in Hungary of EUR 20 million and restructuring charges related to the pension business in Hungary, more than offset by a settlement of legal claims of EUR 37 million.

Underlying earnings before tax

•

Underlying earnings before tax from Central & Eastern Europe increased to EUR 55 million largely driven by increased earnings from Hungary, as an improvement in the claim experience (after heavy storms and floods in 2010) was just partly offset by the negative impact of the recent pension legislation changes.

•

Operations in Asia generated a loss of EUR 19 million, which is mainly related to the ongoing investments in the company’s joint ventures in China, India and Japan. In addition, following the implementation of the new operational structure for the Asian operations, the expenses of the regional headoffice are included in the results of Asia as from 2011. Higher contributions from in-force business partly compensated the loss incurred in 2011.

•

Underlying earnings before tax from Spain and France increased to EUR 43 million compared with the first six months of 2010 as a result of business growth in Spain following the focus on the bancassurance channel.

•	Underlying earnings before tax from AEGON Asset Management increased substantially and reached EUR 32 million, driven by higher than expected performance fees and lower expenses.

Operating expenses

Operating expenses amounted to EUR 273 million in the first six months of 2010, an increase from last year due to higher operating expenses in Spain, Asia and Variable Annuities Europe, as well as a result of restructuring expenses related to AEGON Asset Management.

Sales

New life sales for New Markets increased to EUR 146 million in the first six months of 2011. Increased sales in Central & Eastern Europe were partly offset by lower sales in Spain.

•

New life sales in Central & Eastern Europe increased 33% to EUR 57 million as a result of strong recurring premium sales, following management’s increased attention to life insurance sales in Hungary and Poland. Single premium sales were lower in 2011 mainly due to the timing of the sales campaigns.

•	In Asia, new life sales declined to EUR 18 million as higher sales in India were more than offset by a decline in China as a result of new regulation.

•	In Spain, total new life sales decreased by 9% to EUR 71 million largely due to lower production at one of the distribution partners.

•	New premium production of general insurance decreased to EUR 12 million, mainly because of lower car insurance sales in Hungary due to increased competition.

•	Gross deposits from New Markets decreased to EUR 2.5 billion primarily as a result of a drop in asset management deposits.

vi Subsequent events

Effective July 1, 2011, AEGON entered into a Joint Venture contract with Unnim, the entity which was created by the merger of Caixa Terrassa, Caixa Sabadell and Caixa Manlleu. AEGON Spain is the sole insurance partner of Unnim to provide life and pension insurance products.

On July 26, 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to a specific AEGON unit-linked product (Koersplan). The Amsterdam Court of Appeal accepted AEGON’s positions that Koersplan products sold during the period 1989-1998 entailed an obligation on the part of customers to pay a premium for a death benefit. However, the Court ruled that AEGON should have more clearly informed its customers about the amount of premium which the company charged in relation to the embedded death benefit. AEGON acknowledges that its level of communication could have been better at the time and has subsequently taken steps to substantially improve its communications with customers. In its decision, the Court ruled that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by AEGON. The Court based its decision on a single industry example, which AEGON believes is not representative. It is AEGON’s view that, based on the arguments presented, the Court’s ruling was wrongly decided. AEGON will appeal the decision to the Supreme Court in the Netherlands.

On August 9, 2011, AEGON completed the previously announced divestment of its life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. The divestment resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and capital release of USD 0.5 billion.

AEGON has retained certain blocks of business consisting primarily of variable annuity guarantee products with a book value of USD 0.4 billion.

The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR has acquired Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by AEGON US domestic companies which have been retroceded to TIRI, and has taken over the operational assets and systems of TARe.

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) has been retroceded to SCOR. TIRe will continue to provide reserve credit security for redundant reserves to AEGON USA’s ceding companies. AEGON will maintain approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run off over approximately 15 years.

Structuring the transaction as a reinsurance arrangement leaves AEGON exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts have been placed in trust for AEGON’s benefit. SCOR is rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks.

The transaction will be accounted for primarily as a reinsurance transaction between AEGON and SCOR. Certain fixed assets and certain investment assets will be transferred with any related gain (loss) being recognized. As a result, the divestment will have no significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of the prepaid cost of reinsurance asset will be reflected in the run-off businesses line in AEGON’s segment reporting.

The reinsurance business being retained by AEGON, which is comprised primarily of the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible. In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the prepaid cost of reinsurance, is approximately USD 40 million before tax per annum initially. These costs are expected to trend down as the contracts mature. Transamerica Reinsurance realized underlying earnings before tax of USD 105 million in 2010.

vii Liquidity and capital resources

AEGON aims to secure stable and strong capital adequacy for its businesses, strengthening its ability to withstand adverse market conditions and ensuring the company is able to meet long-term obligations toward its stakeholders.

Guiding principles

AEGON has a number of guiding principles, which determine its approach to capital and liquidity management:

•	Ensure AEGON’s business and operating units have strong capital adequacy.

•	Manage and allocate capital as efficiently as possible, maximizing returns and supporting the company’s overall objective of sustainable, profitable growth.

•	Maintain overall capital strength and an efficient capital structure through management of the company’s capital base and leverage.

•	Ensure sufficient liquidity to meet obligations at a reasonable cost to the company.

•	Ensure AEGON’s continued access to international money and capital markets on competitive terms and thereby reduce the company’s overall cost of capital.

Taken together, AEGON believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long-term interests of both the company and its stakeholders.

Governance

Since October 2009, AEGON has been subject to group supervision by the Dutch Central Bank in accordance with the requirements of the European Union’s Financial Conglomerate Directive. AEGON’s Corporate Treasury manages and coordinates capital and liquidity management strategies and processes. The department acts under the authority of the Group Risk & Capital Committee.

Capital management

Strategic importance

AEGON’s approach to capital management plays a vital role in the company’s broader strategy, which is based in part on ensuring more capital is directed toward those markets that offer strong growth prospects and higher returns. In recent years, AEGON has released a significant amount of capital from its existing businesses through a combination of risk reduction, greater capital efficiency and a more active capital management strategy. Given current uncertain economic and market conditions, AEGON intends to retain an adequate capital buffer for the foreseeable future.

Core capital from the Dutch State

In December 2008, AEGON secured EUR 3 billion in core capital from the Dutch State through the issuance of convertible core capital securities. The core capital was part of a broader program of support for banks and insurance companies in the Netherlands during the recent financial crisis.

As of June 30, 2011, AEGON had fully repurchased the convertible core capital securities.

Releasing capital

In the period from June 2008 to June 2011, AEGON released a total of EUR 7.2 billion in capital from its businesses. In combination with other measures, this capital release program ensured AEGON could withstand the sharp deterioration in economic and market conditions during the global financial crisis.

Improving risk profile

AEGON has taken measures to improve its risk-return profile and lessen its exposure to world financial markets. These measures, in turn, have had the effect of lowering the company’s overall capital requirements.

In addition, AEGON has taken decisions in recent years that have led to an improved risk-return profile, including the sale of the company’s life insurance activities in Taiwan and the run-off of AEGON’s spread-based institutional business in the United States. Since mid-2008, risk reduction measures have accounted for approximately 40% of AEGON’s efforts at preserving and releasing capital.

In addition the company took measures to decrease its exposure to equity markets by increased hedging of variable annuity back books in the United States and divesting part of its direct equity exposure.

Reallocating capital

AEGON’s aim over the next few years is to reallocate capital toward markets offering strong growth and higher returns. This includes markets in Latin America, Asia, Spain and Central & Eastern Europe, as well as specific, high-growth segments in the company’s more established markets – the United States, the Netherlands and the United Kingdom. To achieve this goal, AEGON has put a number of measures in place over the past year:

•	Discontinuation of sales of executive non-qualified benefit plans and associated Bank-Owned and Corporate-Owned Life Insurance (BOLI-COLI) in the United States.

•

In the United States, AEGON is also shifting its focus from spread-based to fee-based products, expanding its pension business, running off its spread-based institutional business, as well as de-emphasizing fixed annuities.

•	AEGON has, in the meantime, continued to invest in growth markets in Asia, Latin America and Central & Eastern Europe.

Capital requirements and leverage

AEGON’s goal is to ensure that all units maintain a strong financial position, now and into the future, and are able to sustain losses from adverse business and market conditions. The company’s overall capital management depends on the following factors:

•	Capital adequacy

•	Capital quality

•	Capital leverage

Capital adequacy

Capital adequacy is managed at company-wide, country and operating unit levels, as well as at the level of individual legal entities within the organization. As a matter of policy, AEGON maintains operating companies’ capital adequacy at whichever is higher of the following:

•	Regulatory requirements.

•	Relevant requirements for AA capital adequacy.

•	Any additionally self-imposed internal requirements.

At June 30, 2011, AEGON had an excess over and above its capital adequacy requirements of EUR 2.3 billion, a decrease from EUR 3.8 billion six months earlier. This decrease was mainly caused by the remaining repurchase of convertible core capital securities.

AEGON’s Insurance Group Directive ratio – a common measure of capital adequacy in the European Union – was 199% at June 30, 2011, slightly up from 198% at the end of 2010.

AEGON’s capital quality and leverage

AEGON’s capital base consists of the following components:

•	Core capital, which comprises shareholders’ equity (excluding the revaluation reserve).

•	Perpetual capital securities (including currency revaluations).

•	Dated subordinated and senior debt.

AEGON’s capital base

AEGON places limits on the amount of non-core capital in its overall capital base. Currently, the company’s aim is to ensure that core capital comprises at least 70% of the capital base, and that perpetual capital securities and dated subordinated and senior debt account for no more than 25% and 5% respectively.

In February 2011, AEGON N.V. completed a 10% equity issue via an accelerated book-build offering. The proceeds of EUR 903 million have been used to fund part of the repurchase of the remaining convertible core capital securities provided by the Dutch State.

At the end of June 2011, AEGON’s capital base consisted of 73% core capital and 20% perpetual capital securities. Dated subordinated and senior debt accounted for the remaining 7%. AEGON’s goal is to further improve the quality of its capital base by increasing the proportion of core capital to at least 75% by the end of 2012. Group equity comprises core capital (including the revaluation reserves), and other equity securities. These include perpetual cumulative capital securities and junior perpetual capital securities, as well as other equity reserves. At the end of June 2011, these equity securities totaled EUR 4.7 billion.

At June 30, 2011, core capital amounted EUR 16.8 billion (December 31, 2010: EUR 18.7 billion) and Group equity amounted EUR 21.6 billion (December 31, 2010: EUR 23.4 billion).

Ratings

Throughout the recent financial crisis, AEGON’s aim has been to maintain excess capital over and above the amount required to maintain an AA financial strength rating. This remains the company’s objective, and plays an important role in determining overall capital management strategy. In the first six months of 2011, AEGON maintained strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong credit rating for the holding.

Most important rating (June 30, 2011)

Agency	AEGON N.V.	AEGON USA
Standard & Poor’s	A- Outlook: negative	AA- Outlook: negative
Moody’s	A3 Outlook: negative	A1 Outlook: negative
Fitch	A- Outlook: stable	AA- Outlook: stable

Liquidity management

Liquidity management is a fundamental building block of AEGON’s overall financial planning and capital allocation processes. AEGON’s aim is to ensure that liquidity is sufficient to meet cash demands even under extreme conditions. The amount of liquidity held is determined by the company’s liquidity risk policy, which ensures that AEGON and its operating companies maintain a prudent liquidity profile.

Sources and uses of liquidity

AEGON’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and to pay dividends to AEGON N.V., if the subsidiary’s capital position so allows. At AEGON N.V., liquidity is sourced from internal payments by operating companies and accessing capital and money markets.

Liquidity is coordinated centrally and managed both at AEGON N.V. and at country unit levels.

Stress tests

Liquidity is measured and stress-tested consistently across the company, and a liquidity stress management plan is maintained at Corporate Treasury and at individual country units. Stress tests combine a “severe surrender” scenario with an “impaired asset” scenario. AEGON’s liquidity policy requires that all operating units measure the period they can maintain a projected positive cash balance without needing to sell any noncash assets, while meeting all cash demands for a period of two years 2.

AEGON’s liquidity position

At June 30, 2011, AEGON N.V. held at group level a balance of EUR 1.3 billion in excess cash compared with EUR 1.7 billion as at the end of 2010.

AEGON’s excess liquidity is invested in highly liquid, short-term assets in accordance with the company’s internal risk management policies. AEGON believes its working capital, backed by its external funding programs and facilities, is ample for the company’s present requirements.

Debt funding and back-up facilities

Most of AEGON’s debt is issued by AEGON N.V., the parent company. A limited number of other AEGON companies may also issue debt securities, but for the most part these securities are guaranteed by AEGON N.V. AEGON N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to US markets is made possible by a separate US shelf registration.

AEGON also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At June 30, 2011, AEGON had EUR 420 million outstanding under these programs.

[2]	Where cash is defined as cash, cash equivalents plus highly liquid securities issued by governments or entities fully and explicitly guaranteed by governments in domestic denominations.

AEGON maintains back-up credit facilities with international lenders to support outstanding amounts under these commercial paper programs. The company’s principal arrangement is a USD 5 billion syndicated facility consisting of a USD 3 billion back-up credit facility which matures in 2012 and a USD 2 billion revolving letter of credit facility of which USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, AEGON also maintains USD 425 million of shorter-dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any of its liquidity back-up facilities.

Operational leverage

Though operational leverage is not considered part of AEGON’s capital base, it is an important source of liquidity and funding. Operational debt relates primarily to mortgage warehousing and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

In April 2011, AEGON successfully completed the sale of EUR 1.5 billion Class A residential mortgage-backed securities to a broad group of institutional investors to finance a part of the existing Dutch mortgage portfolio of AEGON. The securities are rated AAA by Standard & Poor’s and Aaa by Moody’s Investor Service.

DISCLAIMER

Cautionary note regarding non-GAAP measures

This document includes a non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measures is provided in Note 3 “Segment information” of this report. AEGON believes that this non-GAAP measure, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This report contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties.

Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The non-fulfillment of the conditions precedent underlying the agreement to divest Transamerica Reinsurance.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.